UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 27 October 2021, London U.K.

GSK delivers strong Q3 sales of £9.1 billion +5% AER, +10% CER Total EPS 23.3p -7% AER, +3% CER; Adjusted EPS 36.6p +3% AER, +10% CER 2021 full year EPS guidance improved

Highlights

Sales growth across Pharmaceuticals, Vaccines and Consumer Healthcare driven by strong commercial execution and underlying demand

●
Pharmaceuticals £4.4 billion +5% AER, +10% CER with growth in New and Specialty medicines +24% CER; Respiratory +33% CER; Immuno-inflammation +32% CER ex-COVID-19 solutions; Oncology +34% CER; total HIV +8% CER

●	Vaccines £2.2 billion +7% AER, +13% CER with Shingrix £502 million +41% CER
●	COVID-19 solutions sales £209 million; Xevudy £114 million and pandemic adjuvant £94 million
●	Consumer Healthcare £2.5 billion +3% AER, +8% CER (+10% excluding divestments/brands under review)

Cost discipline supports delivery of EPS growth

●	Total Group operating margin 21.4%. Total EPS 23.3p -7% AER, +3% CER
●
Adjusted Group operating margin 31.7%. Adjusted EPS 36.6p +3% AER, +10% CER. This included a contribution to growth from COVID-19 solutions of approximately +5% AER, +5% CER in Q3 (+6% AER, +6% CER in the nine months)

●	Q3 net cash flow from operations £2.6 billion. Free cash flow £1.2 billion

Continued momentum in R&D delivery and strengthening of pipeline

●	Additional regulatory indications approved for Nucala in respiratory and Jemperli in cancer
●	HIV progress with FDA priority review of cabotegravir for prevention of HIV (PDUFA action date 23 Jan 2022) and new collaboration on ultra long-acting integrase inhibitor
●	Positive Phase III data on daprodustat in anaemia due to chronic kidney disease to be presented at the American Society of Nephrology meeting in Nov 2021
●	COVID-19 solutions: approval in Japan for Xevudy and ongoing discussions with several governments Phase III start with SK Bioscience for adjuvanted COVID-19 vaccine
●	World Health Organization recommendation for broad roll-out of RTS,S malaria vaccine for children living in sub-Saharan Africa

Progress on demerger to create new world-leading Consumer Healthcare company in 2022

●	New UK Corporate Headquarters announced
●	Announcement expected of Chair Designate in Q4 2021

2021 EPS guidance improved and reconfirm 2022 outlook

●	Now expect 2021 Adjusted EPS to decline between -2% to -4% at CER excluding COVID-19 solutions, previously mid-to-high single digit decline
●	Now expect 2021 Adjusted EPS contribution from COVID-19 solutions of 7% to 9% at CER
●	Expectation for meaningful improvement in revenues and margins in 2022 reconfirmed
●	2022 outlook excludes any contribution from COVID-19 solutions

Dividend of 19p declared for Q3 2021. Continue to expect 80p/share for 2021

Emma Walmsley, Chief Executive Officer, GSK said: “GSK has delivered another quarter of strong business performance, with double-digit sales growth in Pharmaceuticals and Vaccines, increased momentum in Consumer Healthcare, and continued discipline on costs. This has allowed us to improve our full-year guidance and, alongside the progress in strengthening our R&D pipeline, reinforces our confidence in the outlook for a step-change in growth and performance in 2022 and beyond. We also continue to make excellent progress towards unlocking the value of Consumer Healthcare through a successful demerger in mid-2022.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 11 and 25 and Adjusted results reconciliations are presented on pages 21, 22, 35 and 36. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 59, COVID-19 solutions are also defined on page 59. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 9. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 60 and 61.

Q3 2021 results
	Q3 2021	Growth		9 months 2021	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	9,077	5	10	24,587	(3)	3

Total operating profit	1,938	4	15	5,306	(21)	(11)
Total earnings per share	23.3p	(7)	3	72.7p	(29)	(19)

Adjusted operating profit	2,874	8	16	6,913	(2)	8
Adjusted earnings per share	36.6p	3	10	87.7p	(5)	5

Net cash from operating activities	2,562	>100		4,185	(9)
Free cash flow	1,223	>100		1,536	(33)

2021 guidance
GSK now expects 2021 Adjusted EPS to decline by between -2% to -4% at CER, excluding any contribution from COVID-19 solutions. This updated guidance represents an improvement to that previously given in July 2021 of an expected decline of mid to high-single digit percent Adjusted EPS at CER, excluding any contribution from COVID-19 solutions.

Over the remainder of 2021, as planned we will continue to increase investment in our pipeline, build on our top-line momentum for key growth drivers and largely complete readiness for the demerger of Consumer Healthcare. Assuming no significant deterioration in healthcare systems and consumer trends, we expect:

●	Pharmaceutical revenue for 2021 to grow in low-single digits (previously flat to low-single digits) at CER.
●	Consumer Healthcare revenue for 2021 to grow low to mid-single digits at CER (excluding brands divested/under review) with above market growth.
●
For our Vaccines business, as anticipated, we have faced significant disruption during 2021, given governments’ prioritisation of COVID-19 vaccination programmes and measures to contain the pandemic. This has impacted adult and adolescent immunisations, including Shingrix, notably in the US. In Q3 2021, the surge in the delta variant delayed the expected second half recovery in Shingrix prescriptions particularly in the US retail channel. This was more than offset by beneficial year-on-year wholesaler inventory comparisons and by growth in the US non-retail channel as well as encouraging sales outside the US from existing and new launch markets. Although recent US prescription trends for Shingrix are encouraging, we now expect Vaccines revenue for 2021 to decline by mid-single digits (previously broadly flat) at CER with Shingrix sales for the full year anticipated to broadly match the-year-to date sales performance (-11% at CER) given the record quarterly sales comparison in Q4 2020. We remain confident in the underlying demand and medium term prospects for Shingrix and our vaccines portfolio.

2021 COVID-19 solutions expectations
In the year to date, we had COVID-19 solution sales of £485 million including £352 million of pandemic adjuvant sales and £130 million of the treatment Xevudy. The contribution to year-to-date Adjusted EPS was approximately 6%. For the full year, we anticipate that COVID-19 solutions will contribute approximately 7% to 9% to Adjusted EPS (previously 4% to 6%) at CER. This reflects the success of contracting for Xevudy with binding agreements signed to date for the sale of more than 420,000 doses and more than an additional 220,000 doses reserved through other agreements. The precise Adjusted EPS contribution of COVID-19 solution sales within the 7% to 9% range depends on pandemic adjuvant contracting for 2022 and the resulting potential charges within COGS as we continue to manufacture for this potential.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Outlook, assumptions and cautionary statements’ on pages 60 and 61. If exchange rates were to hold at the closing rates on 30 September 2021 ($1.34/£1, €1.16/£1 and Yen 151/£1) for the rest of 2021, the estimated negative impact on 2021 Sterling turnover growth would be 5% and if exchange gains or losses were recognised at the same level as in 2020, the estimated negative impact on 2021 Sterling Adjusted EPS growth would be around 9%.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm BST on 27 October 2021. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – Q3 2021

Turnover	Q3 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,397	5	10
Vaccines	2,174	7	13
Consumer Healthcare	2,506	3	8

Group turnover	9,077	5	10

Group turnover was £9,077 million in the quarter, up 5% AER, 10% CER. Sales of COVID-19 solutions contributed approximately 2 percentage points to total growth in the quarter.

Pharmaceutical turnover in the quarter was £4,397 million, up 5% AER, 10% CER. The increase was driven by strong growth in New Specialty products, partly offset by a decline in the Established Pharmaceuticals portfolio. Sales of Xevudy, the monoclonal antibody treatment for COVID-19, of £114 million contributed approximately 3 percentage points to total Pharmaceuticals growth in the quarter.

Vaccines turnover grew 7% AER, 13% CER to £2,174 million, primarily driven by higher Shingrix sales in the US and Europe and pandemic adjuvant sales. Unfavourable US prior period returns and rebates adjustments reduced overall Vaccines growth by approximately 3 percentage points. Vaccines turnover excluding pandemic vaccines grew 2% AER, 8% CER to £2,079 million.

Consumer Healthcare sales grew 3% AER, 8% CER to £2,506 million in the third quarter with minimal dilution from divestment given the completion of the portfolio rationalisation at the end of Q1 2021. Sales excluding brands divested/under review grew 6% AER, 10% CER. In the third quarter last year growth was adversely impacted by approximately 2 percentage points from the reversal of increased retailer stocking ahead of a systems cutover in North America. Additionally increased sales ahead of the anticipated price increases in the US in October favourably impacted growth by approximately 1%.

Operating profit
Total operating profit was £1,938 million in Q3 2021 compared with £1,858 million in Q3 2020. The increase reflected lower restructuring and re-measurement charges on the contingent consideration liabilities offset by higher impairments. Total operating margin was 21.4%.

Adjusted operating profit was £2,874 million, 8% higher than Q3 2021 at AER, 16% higher at CER on a turnover increase of 10% CER. The adjusted operating margin was 31.7%, which is 0.8 percentage points higher at AER, and 1.5 percentage points higher on CER basis compared to Q3 2020. The increase in Adjusted operating profit primarily reflected leverage of pandemic sales, strong growth in New and Specialty Products and favourable prior period RAR adjustments in Pharmaceuticals, continued tight control of ongoing costs and benefits from continued restructuring. This was partially offset by increased investment in R&D, investment behind launches and an adverse comparator following a post-retirement restructuring benefit in Q3 2020.

Earnings per share
Total EPS was 23.3p, compared with 25.0p in Q3 2020. This primarily reflected increased impairments and lower milestones and disposal income partly offset by lower restructuring and re-measurement charges.

Adjusted EPS was 36.6p, compared with 35.6p in Q3 2020, reflecting strong sales growth across all three businesses, partly offset by a higher effective tax rate and a higher non-controlling interest allocation of Consumer Healthcare profits. The contribution to growth from COVID-19 solutions was approximately 5% AER, 5% CER.

Cash flow
The net cash inflow from operating activities for the quarter was £2,562 million (Q3 2020: £861 million) and free cash inflow was £1,223 million (Q3 2020: £180 million outflow). The increase primarily reflected increased operating profit, decrease in inventory and trade receivables and favourable timing of taxes, returns and rebates compared to Q3 2020.

Operating performance – 9 months 2021

Turnover	9 months 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	12,508	(1)	5
Vaccines	4,969	-	5
Consumer Healthcare	7,110	(7)	(3)

Group turnover	24,587	(3)	3

Group turnover was £24,587 million in the nine months, down 3% AER, but up 3% CER. Sales of COVID-19 solutions contributed approximately 3 percentage points to total growth in the nine months.

Pharmaceutical turnover in the nine months was £12,508 million, down 1% AER but up 5% CER. Sales of Xevudy, the monoclonal antibody treatment for COVID-19, of £130 million contributed approximately 1 percentage point to total Pharmaceuticals growth in the nine months.

Vaccines turnover was flat on AER basis but was up 5% CER to £4,969 million. This was primarily driven by pandemic adjuvant sales, partially offset by the adverse impact of COVID-19 on Shingrix. An unfavourable US prior period returns and rebates adjustment reduced Vaccines growth by approximately 3 percentage points. Vaccines turnover excluding pandemic vaccines declined by 7% AER, 2% CER to £4,614 million.

Consumer Healthcare turnover declined 7% AER, 3% CER to £7,110 million. Sales excluding brands divested/under review declined 3% AER but increased 2% CER. The same period last year’s growth included the benefit from the inclusion of the Pfizer portfolio and a particularly strong first quarter given the accelerated purchases.

Operating profit
Total operating profit was £5,306 million compared with £6,722 million in Q3 2020. The decrease primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer. The total operating margin was 21.6%.

The Adjusted operating profit was £6,913 million, 2% lower at AER, up 8% CER primarily reflecting the benefit from incremental pandemic sales, sales growth in Pharmaceuticals, tight cost control, favourable legal settlements and benefits from continued restructuring across the business. This was partly offset by lower non-pandemic Vaccines sales, primarily Shingrix, an adverse mix in Vaccines, higher supply chain costs, divestments in Consumer Healthcare and increased investment in R&D. The adjusted operating profit margin of 28.1% was 0.2 percentage points higher at AER and 1.4 percentage points higher at CER.

Earnings per share
Total EPS was 72.7p, compared with 102.0p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer Healthcare brands partly offset by the related loss on sale of the shares in Hindustan Unilever, a tax credit in Q2 2021 in connection with enactment of an increase in the headline UK corporation tax rate, lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities.

Adjusted EPS was 87.7p compared with 92.6p in 2020, down 5% AER but up 5% CER, reflecting incremental pandemic adjuvant sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements, lower interest costs and lower non-controlling interest allocation, partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix, increased R&D investment and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 6% AER, 6% CER.

Cash flow
Net cash inflow from operating activities was £4,185 million (2020: £4,586 million). The decrease primarily reflected adverse exchange impacts, increased inventory, increased trade receivables, adverse timing of returns and rebates, partly offset by improved operating profit at CER reduced tax payments including tax on disposals. Free cash inflow was £1,536 million for the nine months (2020: £2,300 million).

R&D pipeline

We focus on the science of the immune system, human genetics and advanced technologies to develop Vaccines and Specialty Medicines in four core therapeutic areas - Infectious Diseases, HIV, Oncology and Immunology/ Respiratory. We also remain open to opportunities outside these core therapy areas where there are scale opportunities consistent with the science of the immune system and human genetic validation.

As disclosed at the Investor Update on 23 June 2021, the Company has a robust late-stage R&D pipeline with many assets having the potential to be first-in-class or best-in-class, as well as offering significant strategic lifecycle opportunities. The late-stage pipeline will help deliver the sales ambition set by the Company for 2021-2026 and beyond.

Our R&D pipeline currently comprises 63 Vaccines and Specialty Medicines.

Pipeline news flow highlights since Q2 2021 are listed below in chronological order.

Infectious diseases

Shingrix
●
The US Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunisation Practices (ACIP) voted unanimously to recommend two doses of Shingrix for the prevention of shingles and its complications in adults 19 years of age and older who are or will be immunodeficient or immunosuppressed due to disease or therapy.

RTS, S malaria vaccine
●
The World Health Organization recommended a broader roll-out of the RTS,S/AS01e malaria vaccine to reduce childhood illness and deaths from malaria in children living in sub-Saharan Africa and other regions with moderate to high malaria transmission.

GMMA Shigella candidate vaccine
●	Started a Phase I study of the quadrivalent Shigella candidate vaccine (GVGH), using the GMMA technology.

Cytomegalovirus (CMV) candidate vaccine
●	Started a Phase I/II study of the adjuvanted recombinant protein-based candidate vaccine against CMV.

Meningitis ABCWY next generation candidate vaccine
●	Started a Phase II study based on positive safety data in house from Phase I.

Menveo
●	Filed a regulatory submission with the FDA for a fully liquid version of Menveo which would eliminate the need for reconstitution and simplify vaccine preparation steps for healthcare practitioners.
HIV
Triumeq (abacavir/dolutegravir/lamivudine)

●	ViiV Healthcare submitted a FDA regulatory application for the first dispersible single-tablet regimen containing dolutegravir for children living with HIV.

Dovato (dolutegravir/lamivudine)
●	ViiV Healthcare presented three-year switch data for Dovato confirming long-term, non-inferior efficacy with no virologic failure versus continuation of TAF-based regimens of at least three drugs.
●	ViiV Healthcare presented data from a second Dovato switch study confirming non-inferior efficacy and no virologic failure versus a broad range of regimens of at least three drugs.

Cabotegravir (long-acting integrase inhibitor)
●
The FDA granted Priority Review to ViiV Healthcare’s New Drug Application for cabotegravir long-acting for prevention of HIV. A Prescription Drug User Fee Act action date has been set for 23 January 2022.

Cabenuva (cabotegravir/rilpivirine)
●	ViiV Healthcare shared data from the CUSTOMIZE study that showed that new long-acting HIV regimen Cabenuva has been successfully implemented in a broad range of US healthcare practices.

Collaborations
●	ViiV Healthcare announced an exclusive license agreement with Shionogi to develop a third-generation HIV integrase inhibitor with potential for ultra long-acting dosing intervals.

Oncology

Jemperli (dostarlimab-gxly)
●
Presented data from the Phase I GARNET study at the European Society for Medical Oncology Medical Conference held between 16-21 September 2021. The presentation addressed the anti-tumour activity by tumour mutational burden in patients with recurrent or advanced endometrial cancer in addition to treatment-related adverse events that occurred during the study.

●	The FDA granted accelerated approval for Jemperli in adult patients with mismatch repair-deficient (dMMR) recurrent or advanced solid tumours.

Bintrafusp alfa (TGF beta trap/PD-1 agonist)
●	As noted previously, Merck KGaA, Darmstadt, Germany announced the termination of our agreement on bintrafusp alfa.

Blenrep (belantamab mafodotin).
●	Announced the decision to initiate an expansion cohort based on encouraging preliminary data observed in the dose finding phase of the nirogacestat DREAMM-5 sub-study.

Immunology/Respiratory

AL001 and AL101 (progranulin-elevating monoclonal antibodies)
●	Alector announced first patient dosed in a Phase II study evaluating AL001 in amyotrophic lateral sclerosis.
●
Alector presented 12-month results from the INFRONT-2 Phase II open-label clinical study of AL001 for the treatment of symptomatic frontotemporal dementia patients with a progranulin mutation at the Alzheimer's Association International Conference, 26-30 July 2021.

Nucala (mepolizumab)
●
The European Medicines Agency’s Committee for Human Medicinal Products issued positive opinions recommending the approval of Nucala in three additional eosinophillic-driven diseases; hypereosinophilic syndrome; eosinophilic granulomatosis with polyangiitis; and chronic rhinosinusitis with nasal polyps.

●	The FDA approved Nucala for use in chronic rhinosinusitis with nasal polyps.

GSK1070806 (IL18 neutralising antibody)
●	Started a Phase Ib study investigating our IL-18 neutralising antibody in atopic dermatitis.

Benlysta (belimumab)
●
The BLISS-BELIEVE study, assessing the incremental contribution of rituximab to Benlysta in patients with systemic lupus erythematosus (SLE), showed that the addition of a single cycle of rituximab did not enhance Benlysta’s efficacy, but did provide further evidence of the efficacy of Benlysta alone or in combination with standard of care in SLE patients.

Opportunity driven

Linerixibat (IBAT inhibitor)
●	Progressed linerixibat into a Phase III study for cholestatic pruritus in primary biliary cholangitis.
COVID-19

Xevudy (sotrovimab, VIR-7831/GSK4182136)
●
Received binding agreements for the sale of more than 420,000 doses worldwide, including a portion of those procured by the US Government. In addition, in excess of 220,000 doses have been reserved through other agreements.

●
Granted conditional or provisional marketing authorisation in Australia, Japan and Saudi Arabia, and been granted emergency or temporary authorisation in Brazil, Canada, Italy, Singapore, Switzerland, the United States and several other countries.

Otilimab (anti-GM-CSF monoclonal antibody)
●
The increasing evidence that Xevudy plays an important role as a treatment for mild-to-moderate COVID-19 in high-risk adult and paediatric patients and the decision to generate more data on this medicine given the continued evolution of the pandemic, has led to the decision not to further explore otilimab as a potential treatment for severe pulmonary COVID-19 related disease in patients 70 years and older. The Phase III contRAst programme investigating otilimab for rheumatoid arthritis continues as planned with pivotal data anticipated in H2 2022.

Vaccine collaborations
●	Announced positive Phase I results from the SK Biosciences COVID-19 collaboration and start of the Phase II and Phase III studies.
●
CureVac and GSK published pre-clinical data on the second-generation mRNA technology, which demonstrated an improved immune response compared to CureVac’s first-generation mRNA COVID-19 therapy. Data demonstrated high protective efficacy of the second-generation mRNA lead candidate, CV2CoV, in animal models in a SARS-CoV-2 challenge study. In parallel to the work on the second-generation mRNA vaccine technology, GSK and CureVac will accelerate efforts to progress the development of modified mRNA vaccine constructs.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 215 751 3335	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 59.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the one-off impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023)

●	separation costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

The enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023) resulted in a credit to the income statement of £325 million in Q2 2021. Due to the magnitude, GSK has reported this credit as an Adjusting item in the nine months ending 30 September 2021 so that it does not obscure the key trends in the Group’s performance for the period.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 21, 22, 35 and 36.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2020.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period. At 30 September 2021, the liability, which is discounted at 8.0%, stood at £5,242 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months to September 2021 were £615 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 52 and 53 of the Annual Report 2020.

Financial performance – Q3 2021

Total results

The Total results for the Group are set out below.

	Q3 2021 £m	Q3 2020 £m	Growth £%	Growth CER%

Turnover	9,077	8,646	5	10

Cost of sales	(2,889)	(2,885)	-	3

Gross profit	6,188	5,761	7	14

Selling, general and administration	(2,646)	(2,669)	(1)	4
Research and development	(1,490)	(1,140)	31	34
Royalty income	116	85	36	40
Other operating income/(expense)	(230)	(179)

Operating profit	1,938	1,858	4	15

Finance income	7	(3)
Finance expense	(200)	(195)
Share of after tax profits of associates and joint ventures	3	11

Profit before taxation	1,748	1,671	5	16

Taxation	(380)	(241)
Tax rate %	21.7%	14.4%

Profit after taxation	1,368	1,430	(4)	6

Profit attributable to non-controlling interests	200	186
Profit attributable to shareholders	1,168	1,244

	1,368	1,430	(4)	6

Earnings per share	23.3p	25.0p	(7)	3

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q3 2021 and Q3 2020 are set out on pages 21 and 22.

	Q3 2021

	£m	% of turnover	Growth £%	Growth CER%

Turnover	9,077	100	5	10

Cost of sales	(2,646)	(29.2)	4	7
Selling, general and administration	(2,504)	(27.6)	1	7
Research and development	(1,169)	(12.9)	11	15
Royalty income	116	1.4	36	40

Adjusted operating profit	2,874	31.7	8	16

Adjusted profit before tax	2,685		8	16
Adjusted profit after tax	2,131		3	11
Adjusted profit attributable to shareholders	1,835		3	11

Adjusted earnings per share	36.6p		3	10

Operating profit by business	Q3 2021

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,131	48.5	10	17
Pharmaceuticals R&D*	(838)		9	12

Total Pharmaceuticals	1,293	29.4	10	21
Vaccines	1,033	47.5	15	22
Consumer Healthcare	648	25.9	20	28

	2,974	32.8	14	23
Corporate and other unallocated costs	(100)

Adjusted operating profit	2,874	31.7	8	16

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q3 2021

	£m	Growth £%	Growth CER%

Respiratory	741	27	33
HIV	1,251	3	8
Immuno-inflammation	241	25	32
Pandemic	114	-	-
Oncology	128	29	34

New and Specialty	2,475	18	24
Established Pharmaceuticals	1,922	(8)	(4)

	4,397	5	10

US	2,068	8	14
Europe	953	(2)	2
International	1,376	6	12

	4,397	5	10

Pharmaceuticals turnover in the quarter was £4,397 million, up 5% AER, 10% CER, driven by strong growth in New and Specialty products, partly offset by decline in the Established Pharmaceuticals portfolio. Sales of Xevudy, the monoclonal antibody treatment for COVID-19, of £114 million contributed approximately 3 percentage points to total Pharmaceuticals growth in the quarter.

New and Specialty sales of £2,475 million grew 18% AER, 24% CER, with ongoing growth from Respiratory, Oncology, Immuno-Inflammation and HIV. Favourable prior period RAR adjustments, including the impact of lower than expected Medicaid usage on a number of products, contributed approximately 2 percentage points to New and Specialty products growth and also to total Pharmaceuticals growth.

Respiratory sales were up 27% AER, 33% CER, to £741 million, on growth of Trelegy and Nucala, and the Oncology and Immuno-inflammation portfolios continued to show double digit growth. HIV sales grew 3% AER, 8% CER, to £1,251 million, with growth of Dovato exceeding the decrease in Tivicay and Triumeq. Sales of Established Pharmaceuticals declined 8% AER, 4% CER to £1,922 million.

In the US, sales grew 8% AER, 14% CER on continued growth of Nucala, Trelegy, Benlysta and Dovato. Established Products declined 10% AER, 5% CER, with the impact of generic competition partly offset by strong demand for Established Respiratory products in the COVID-19 environment, and a favourable prior period RAR adjustment.

In Europe, sales declined 2% AER and grew 2% CER, with double digit growth of Trelegy, Nucala, Anoro, Benlysta and Zejula. HIV Dovato growth exceeded decreases in Tivicay and Triumeq. The Established Pharmaceuticals portfolio declined 12% AER, 9% CER, impacted by generic competition including Seretide, Duodart and Volibris.

International sales grew 6% AER, 12% CER, including £97 million sales of Xevudy, which contributed approximately 8 percentage points of growth. Underlying growth from Respiratory, Dovato, Tivicay tenders and Benlysta. Established Pharmaceuticals declined 6% AER, flat at CER with less impact in the quarter from a suppressed antibiotics market and generic competition in Japan.

Respiratory
Total Respiratory sales of £741 million were up 27% AER, 33% CER, with growth from Trelegy and Nucala in all regions. International Respiratory sales grew 31% AER, 39% CER including Nucala, up 23% AER, 30% CER, and Trelegy up 73% AER, 85% CER. In Europe, Respiratory grew 12% AER, 17% CER with double digit CER growth of Anoro, Trelegy and Nucala. In the US, Respiratory grew 31% AER, 38% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £285 million in the quarter and grew 14% AER, 20% CER, with consistent, strong growth across all three regions. US sales were up 13% AER, 19% CER to £169 million including impact of nasal polyps indication launch in the quarter. International sales of £53 million grew 23% AER, 30% CER including strong growth of at home application in the Japanese market. Europe sales of £63 million grew 7% AER, 12% CER.

Trelegy sales were up 68% AER, 77% CER to £326 million driven by growth in all regions. In the US, sales growth of 82% AER, 92% CER includes the asthma indication approved and launched in Q3 2020. In Europe, sales grew 24% AER, 26% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 73% AER, 85% CER to £45 million.

HIV
HIV sales were £1,251 million with growth of 3% AER, 8% CER in the quarter. Q3 2021 growth was driven by our new HIV products Dovato, Juluca, Rukobia and Cabenuva, favourable US wholesaler purchasing patterns and International tenders.

Triumeq sales were £504 million, down 13% AER, 8% CER and Tivicay sales were £352 million, down 7% AER, 2% CER. New HIV products Dovato, Juluca, Rukobia and Cabenuva delivered sales of £363 million representing 29% of the total HIV portfolio. Sales of the two drug regimens Dovato and Juluca were £208 million and £130 million respectively with combined growth of 52% AER, 59% CER. Rukobia sales were £13 million. Cabenuva, the first long-acting injectable, recorded sales of £12 million.

In the US, total sales were £782 million with growth of 4% AER, 10% CER. New HIV products delivered sales of £231 million, including: Dovato £110 million, with growth of 96% AER and more than double CER, Juluca £99 million, with growth of 4% AER, 9% CER, Rukobia £12 million and Cabenuva £10 million. Combined Tivicay and Triumeq sales were £538 million decreasing 9% AER, 3% CER. In Europe, total sales were £297 million flat at AER, but grew 5% CER. New HIV products delivered sales of £113 million, including: Dovato £82 million, with growth of more than double AER and more than double CER and Juluca £28 million, with growth of 17% AER, 21% CER. Combined Tivicay and Triumeq sales were £177 million decreasing 20% AER, 17% CER.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer, were £101 million in the quarter, up 10% AER, 15% CER, but impacted by lower diagnosis rates particularly in the US. Sales included £56 million in the US and £41 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £25 million in the quarter.

Immuno-inflammation
Immuno-inflammation sales of £241 million grew 25% AER, 32% CER on Benlysta sales up 28% AER, 35% CER to £238 million in the quarter, including the impact of lupus nephritis launches in US and Japan in H2 2020.

Pandemic Sales
Sales of Xevudy, the monoclonal antibody treatment for COVID-19 patients at risk of hospitalisation were £114 million in the quarter. This contributed 3 percentage points of growth to total Pharmaceutical sales in the quarter, and 8 percentage points to International, which reported £97 million of Xevudy sales.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,922 million, down 8% AER, 4% CER.

Established Respiratory products declined 7% AER, 3% CER to £1,036 million. This reflects the ongoing impact of generic competition to Advair/Seretide in all regions, partly offset by approximately 2 percentage points benefit of a prior period RAR adjustment in the quarter.

The remainder of the Established Pharmaceuticals portfolio declined by 10% AER, 5% CER to £886 million with ongoing generic impacts on products including Volibris and Avodart/Duodart in Europe, offset by some recovery in demand for antibiotics previously impacted by the COVID-19 pandemic.

Vaccines turnover

	Q3 2021

	£m	Growth £%	Growth CER%

Meningitis	352	(3)	3
Influenza	384	(14)	(8)
Shingles	502	34	41
Established Vaccines	841	(1)	4

	2,079	2	8
Pandemic Vaccines	95	-	-

Total Vaccines	2,174	7	13

US	1,322	15	22
Europe	380	(1)	3
International	472	(5)	(2)

	2,174	7	13

Vaccines turnover grew 7% AER, 13% CER to £2,174 million, primarily driven by higher Shingrix sales in the US and Europe and pandemic adjuvant sales. Unfavorable US prior period returns and rebates adjustments reduced overall Vaccines growth by approximately 3 percentage points.

Vaccines turnover excluding pandemic vaccines grew 2% AER, 8% CER to £2,079 million.

Higher demand in the US for paediatric and adolescent vaccination reflects the return to a normal back-to-school season, partial catch up of prior period missed vaccinations and favourable CDC purchasing patterns.

Meningitis
Meningitis sales declined by 3% AER but grew 3% CER to £352 million. Bexsero sales grew 2% AER, 9% CER to £224 million and Menveo sales were up 21% AER, 30% CER to £126 million primarily driven by higher demand and share in the US, partially offset by unfavorable prior period return and rebates movements for Bexsero.

Influenza
Fluarix/FluLaval sales declined by 14% AER, 8% CER, to £384 million as a result of an unfavorable prior period return and rebates movements in the US which had an impact of 7 percentage points on growth and phasing in Europe.

Shingles
Shingrix grew 34% AER, 41% CER to £502 million driven by sales in the US, launches in the UK, Spain and Italy and higher demand in Germany. In the US, retail prescription growth in the quarter was negatively impacted by outbreaks of the delta variant of COVID-19. However, overall US sales increased as a result of growth in non-retail prescriptions together with favourable wholesaler channel inventory movements, reflecting both a reduction in wholesaler inventory in Q3 2020 and a rebuild in wholesaler inventory in Q3 2021.

Established Vaccines
Hepatitis vaccines sales were up 3% AER, 8% CER to £142 million, largely driven by favourable US demand.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew 1% AER, 6% CER. Infanrix/Pediarix sales declined 1% AER but were up 4% CER to £156 million, reflecting US demand partly offset by a change for the dosing schedule in Germany and tender volume in Europe.  Boostrix sales grew 2% AER, 9% CER to £167 million driven by higher demand and share in the US.

Rotarix sales were up 16% AER, 22% CER to £153 million, reflecting demand recovery in International and in the US.

Synflorix sales declined by 20% AER, 17% CER to £66 million, primarily due to lower tender demand in International.

MMRV vaccines sales grew 24% AER, 28% CER to £89 million, driven by improved supply in International.

Pandemic Vaccines
Pandemic vaccines sales of £95 million included £94 million of pandemic adjuvant sales for contracted volumes to the US and Canadian governments.

Consumer Healthcare turnover

	Q3 2021

	£m	Growth £%	Growth CER%

Oral health	702	-	5
Pain relief	587	9	13
Vitamins, minerals and supplements	406	15	19
Respiratory health	328	12	16
Digestive health and other	448	(2)	3

	2,471	6	10

Brands divested/under review	35	(56)	(55)

	2,506	3	8

US	830	6	12
Europe	637	(3)	2
International	1,039	6	9

	2,506	3	8

Consumer Healthcare sales grew 3% AER, 8% CER to £2,506 million in the third quarter with minimal dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021.

Sales excluding brands divested/under review grew 6% AER, 10% CER. This includes a favourable comparison to the third quarter last year which was adversely impacted by approximately 2 percentage points from the reversal of increased retailer stocking ahead of a systems cutover in North America. Additionally increased sales ahead of the anticipated price increases in the US in October favourably impacted growth by approximately 1%. Improved capacity in Vitamins, minerals and supplements allowed retailers to increase stock levels to more normal levels to meet consumer demand, this category has been particularly volatile through the pandemic.

International sales excluding brands divested/under review grew double digit on a CER basis with strong performance in emerging markets such as China, Middle East and Africa. European sales excluding brands divested/under review grew by mid-single digit on a CER basis. US sales grew by double digits on a CER basis.

Oral health
Oral health sales were £702 million, flat at AER, up 5% CER. Sensodyne delivered high single digit growth reflecting underlying brand strength, with some advance purchasing ahead of the US price increase and double-digit growth in China and high single digit growth in India. Gum health delivered mid-single digit growth, Denture care was flat due to competitive pressure and market conditions.

Pain relief
Pain relief sales increased 9% AER, 13% CER to £587 million. The growth was helped by favourable comparatives last year due to weakness in Advil in the US last year and the destocking as a result of the US systems cutover. Panadol, Advil and Excedrin in particular grew strong double digits in the current quarter reflecting improved performance, advance purchasing ahead of the anticipated price increase in the US and supported by favourable comparatives. Voltaren decreased low single digit following the expected short term decline in the US after the introduction of private label earlier this year. This followed the successful Rx to OTC switch in May last year and more than offset strong growth in Germany and the UK.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales increased 15% AER, 19% CER to £406 million, continuing the double digit growth on a pro-forma basis in Q3 2020. Centrum and Emergen C both grew strong double digits driven by successful innovation, improved capacity in the US that allowed restocking for retailers and continued consumer focus on health and wellness. Caltrate grew by low-single digit against the comparative in Q3 2020 of double digit growth.

Respiratory health
Respiratory health sales increased 12% AER, 16% CER to £328 million helped by a favourable comparator in Q3 2020 when sales declined. Otrivin, Flonase and Theraflu all grew double digits helped by favourable comparatives in Q3 2020. Robitussin grew low single digits. Retail sell-in for seasonal cold, flu and nasal products in Q3 2021 improved on last year although still below 2019 levels.

Digestive health and other
Digestive health and other brands sales declined 2% AER but grew 3% CER to £448 million. Digestive health brands were up mid-single digit continuing the strong growth seen in Q3 2020 with particularly strong growth in Tums. Skin health brands were also up mid-single digit and ChapStick grew double digits, helped by favourable comparatives and advance purchasing ahead of the price increases in the US. Smokers’ health brands grew by low-single digits.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 31.8%, 1.5 percentage points lower at AER and 2.2 percentage points lower in CER terms compared with Q3 2020. This included a reduction in write-downs in manufacturing sites.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.2%, 0.2 percentage points lower at AER and 0.8 percentage points lower at CER compared with Q3 2020. This reflected a favourable mix in Vaccines, primarily due to the growth in Shingrix in the US and pandemic adjuvants, as well as reduced supply chain costs in Pharmaceuticals arising from restructuring savings, partly offset by adverse mix in Pharmaceuticals.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 29.2%, 1.7 percentage points lower at both AER and CER compared with Q3 2020.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 27.6%, 1.1 percentage points lower at AER than in Q3 2020 and 1.0 percentage points lower on a CER basis. Adjusted SG&A costs increased 1% AER and 7% CER which reflected an adverse comparison to a one-off benefit from restructuring of post-retirement benefits in Q3 2020 and increased investment for launches in Pharmaceuticals and Vaccines compared to reduced spend in Q3 2020 as a result of the COVID-19 lockdowns partly offset by continued tight control of ongoing costs and the continuing benefit of restructuring in Consumer Healthcare and support functions.

Research and development
Total R&D expenditure was £1,490 million (16.4% of turnover), up 31% AER, and up 34% CER, including an increase in impairment charges primarily related to bintrafusp alfa. Adjusted R&D expenditure was £1,169 million (12.9% of turnover), 11% higher at AER, 15% higher at CER than in Q3 2020.

Pharmaceuticals R&D expenditure was £869 million, up 8% AER, up 11% CER, reflecting increases in the Specialty and Oncology portfolios. Efficiency savings continue from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

The growth in the Specialty portfolio excluding Oncology investment was driven primarily by our two otilimab programmes for COVID-19 treatment and rheumatoid arthritis and in bepirovirsen, our HBV antisense oligonucleotide programme and depemokimab, our anti-IL5 for asthma, partly offset by reduced spend on daprodustat which is expected to file in Q1 2022. There has also been an increase in spend in our early stage research portfolio reflecting the business returning to normal levels of activity following the impact of COVID-19 in 2020. In Oncology there is increased investment from the progression of Zejula, Jemperli and Blenrep as well as increased spend on bintrafusp alfa, reflecting recognition of the costs required to terminate the programme. The increased spend in Oncology also reflects the benefit in Q3 2020 from recognition of pre-launch inventory following the successful approval of Blenrep for the treatment of multiple myeloma. These increases in Oncology were partly offset by a reduction in spend on feladilimab following the decision to terminate the programme in April.

R&D expenditure in Vaccines was £245 million, up 40% AER, 46% CER, reflecting increased investment in meningitis and RSV, partly offset by efficiency savings from the implementation of the One Development programme. R&D expenditure in Consumer Healthcare was £55 million.

Royalty income
Royalty income was £116 million (Q3 2020: £85 million), up 36% AER and up 40% at CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)
Net other operating expense of £230 million (Q3 2020: £179 million) primarily reflected accounting charges of £281 million (Q3 2020: £395 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £239 million (Q3 2020: £339 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £94 million and a charge for £145 million primarily from updated exchange rate assumptions. This was partly offset by fair value gains on investments and a number of asset disposals.

Operating profit
Total operating profit was £1,938 million in Q3 2021 compared with £1,858 million in Q3 2020. This reflected lower restructuring and re-measurement charges on the contingent consideration liabilities offset by higher impairments.

Excluding these and other Adjusting items, Adjusted operating profit was £2,874 million, 8% higher than Q3 2020 at AER, 16% higher at CER on a turnover increase of 10% CER. The Adjusted operating margin of 31.7% was 0.8 percentage points higher at AER, and 1.5 percentage points higher on a CER basis than in Q3 2020.

The increase in Adjusted operating profit primarily reflected leverage from strong growth across all three businesses including increased demand for Shingrix, £209 million of pandemic sales (Xevudy £114 million, Pandemic adjuvant £94 million), strong growth in New and Specialty Products and a favourable prior period RAR adjustment in Pharmaceuticals, continued tight control of ongoing costs and benefits from continued restructuring across the business. This was partly offset by increased investment in R&D, increased investment behind launches and an adverse comparison to a one-off benefit from restructuring of post-retirement benefits in Q3 2020.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q3 2021 amounted to £205 million (Q3 2020: £209 million). This included cash payments made to Shionogi of £196 million (Q3 2020: £203 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £1,293 million, up 10% AER, and 21% CER on a turnover increase of 10% CER. The operating margin of 29.4% was 1.4 percentage points higher at AER than in Q3 2020 and 2.6 percentage points higher on a CER basis. This primarily reflected positive leverage from strong growth in New and Specialty products and a favourable prior period RAR adjustment as well as continued tight control of ongoing costs and benefits from continued restructuring. This was partly offset by increased investment in R&D.

Vaccines operating profit was £1,033 million, 15% higher than Q3 2020 at AER, and 22% higher at CER on a turnover increase of 13% CER. The operating margin of 47.5% was 3.3 percentage points higher at AER than in Q3 2020 and 3.6 percentage points higher on a CER basis. This was primarily driven by positive operating leverage from sales growth with favourable mix, as well as higher royalty income. This was partly offset by higher R&D spend to support key strategic priorities.

Consumer Healthcare operating profit was £648 million, up 20% AER but up 28% CER on a turnover increase of 8% CER. The operating margin of 25.9% was 3.5 percentage point higher at AER and 4.2 percentage points higher on a CER basis than in Q3 2020. The margin increase at CER reflected incremental synergy benefits from the Pfizer Joint Venture integration, price increases, favourable sales mix and leverage from volume growth partially offset by the impact of divestments (1.2 percentage points), increased advertising and promotion investment as well as incremental supply chain costs, including commodities and freight.

Net finance costs
Total net finance costs were £193 million compared with £198 million in Q3 2020. Adjusted net finance costs were £192 million compared with £197 million in Q3 2020. The decrease primarily a reduction in fair value expense on interest rate swaps partly offset by increased swap interest expense on foreign currency hedges.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £3 million (Q3 2020: £11 million).

Taxation
The charge of £380 million represented an effective tax rate on Total results of 21.7% (Q3 2020: 14.4%) and reflected the different tax effects of the various Adjusting items. Tax on Adjusted profit amounted to £554 million and represented an effective Adjusted tax rate of 20.6% (Q3 2020: 16.8%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £200 million (Q3 2020: £186 million). The increase was primarily due to an increased allocation of Consumer Healthcare Joint Venture profits of £118 million (Q3 2020: £114 million) and an increased allocation of ViiV Healthcare profits of £69 million (Q3 2020: £62 million), including reduced credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £296 million (Q3 2020: £287 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare Joint Venture profits of £161 million (Q3 2020: £147 million) partly offset by a reduced allocation of ViiV Healthcare profits of £122 million (Q3 2020: £130 million).

Earnings per share
Total EPS was 23.3p, compared with 25.0p in Q3 2020. This primarily reflected increased impairments and lower milestone and disposal income partly offset by lower restructuring and re-measurement charges.

Adjusted EPS was 36.6p compared with 35.6p in Q3 2020, up 3% AER and 10% CER, on a 16% CER increase in Adjusted operating profit reflecting strong sales growth across all three businesses, partly offset by a higher effective tax rate and a higher non-controlling interest allocation of Consumer Healthcare profits. The contribution to growth from COVID-19 solutions was approximately 5% AER, 5% CER.

Currency impact on Q3 2021 results
The results for Q3 2021 are based on average exchange rates, principally £1/$1.37, £1/€1.16 and £1/Yen 151. Comparative exchange rates are given on page 56. The period-end exchange rates were £1/$1.34, £1/€1.16 and £1/Yen 151.

In the quarter, turnover increased 5% AER, 10% CER. Total EPS was 23.3p compared with 25.0p in Q3 2020. Adjusted EPS was 36.6p compared with 35.6p in Q3 2020, up 3% AER and 10% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US as well as Euro and Yen. Exchange gains or losses on the settlement of intercompany transactions had a 1 percentage point positive impact on the negative currency impact of seven percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q3 2021 and Q3 2020 are set out below.

Three months ended 30 September 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,077							9,077
Cost of sales	(2,889)	176	3	57	7			(2,646)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	6,188	176	3	57	7			6,431

Selling, general and administration	(2,646)			53		14	75	(2,504)
Research and Development	(1,490)	25	272	22		2		(1,169)
Royalty income	116							116
Other operating income/(expense)	(230)			(1)	283	(52)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,938	201	275	131	290	(36)	75	2,874

Net finance costs	(193)					1		(192)
Share of after tax profits of associates and joint ventures	3							3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,748	201	275	131	290	(35)	75	2,685

Taxation	(380)	(33)	(66)	(28)	(37)	6	(16)	(554)
Tax rate %	21.7%							20.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,368	168	209	103	253	(29)	59	2,131
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	200				96			296

Profit attributable to shareholders	1,168	168	209	103	157	(29)	59	1,835
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	23.3p	3.4p	4.1p	2.1p	3.1p	(0.6)p	1.2p	36.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	5,007							5,007
	––––––––––––							––––––––––––

Three months ended 30 September 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,646							8,646
Cost of sales	(2,885)	178	1	163	3			(2,540)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,761	178	1	163	3			6,106

Selling, general and administration	(2,669)			160	(5)	12	25	(2,477)
Research and development	(1,140)	16	60	14		1		(1,049)
Royalty income	85							85
Other operating (expense)/income	(179)			(1)	391	(211)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,858	194	61	336	389	(198)	25	2,665

Net finance costs	(198)			1				(197)
Share of after tax profits of associates and joint ventures	11							11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,671	194	61	337	389	(198)	25	2,479

Taxation	(241)	(37)	(11)	(89)	(72)	38	(5)	(417)
Tax rate %	14.4%							16.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,430	157	50	248	317	(160)	20	2,062
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	186				101			287

Profit attributable to shareholders	1,244	157	50	248	216	(160)	20	1,775
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	25.0p	3.1p	1.0p	5.0p	4.3p	(3.2)p	0.4p	35.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,980							4,980
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q3 2021 were £131 million (Q3 2020: £336 million), analysed as follows:

	Q3 2021			Q3 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	(2)	7	5	19	25	44
Consumer Healthcare Joint Venture integration programme	31	2	33	106	7	113
Separation Preparation restructuring programme	69	19	88	73	109	182
Combined restructuring and integration programme	1	4	5	13	(16)	(3)

	99	32	131	211	125	336

Cash charges of £69 million under the Separation Preparation programme primarily arose from restructuring of some administrative functions, central manufacturing functions as well as commercial pharmaceuticals and R&D functions. Non-cash charge of £19 million primarily related to a write-down of assets in R&D sites.

Cash charges of £31 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

Total cash payments made in Q3 2021 were £164 million (Q3 2020: £212 million), £108 million (Q3 2020: £50 million) relating to the Separation Preparation restructuring programme, a further £33 million (Q3 2020: £89 million) relating to the Consumer Healthcare Joint Venture integration programme, £16 million (Q3 2020: £45 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £7 million (Q3 2020: £28 million) for the existing Combined restructuring and integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q3 2021 £m	Q3 2020 £m

Pharmaceuticals	55	146
Vaccines	10	7
Consumer Healthcare	35	124
	100	277
Corporate and central functions	31	59

Total Major restructuring costs	131	336

The analysis of Major restructuring charges by Income statement line was as follows:

	Q3 2021 £m	Q3 2020 £m

Cost of sales	57	163
Selling, general and administration	53	160
Research and development	22	14
Other operating expenses	(1)	(1)

Total Major restructuring costs	131	336

The benefit in the quarter from restructuring programmes was £0.1 billion, with contributions from the Separation Preparation restructuring programme, Consumer Healthcare Joint Venture integration and the 2018 major restructuring programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £290 million (Q3 2020: £389 million). This included a net £281 million (Q3 2020: £395 million) accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2021 £m	Q3 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	239	339
ViiV Healthcare put options and Pfizer preferential dividends	37	(101)
Contingent consideration on former Novartis Vaccines business	5	157
Other adjustments	9	(6)

Total transaction-related charges	290	389

The £239 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £94 million and a charge of £145 million primarily from updated exchange rate assumptions. The £37 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of increased cash and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 30 September 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items also included fair value gains on investments and a number of asset disposals and certain other Adjusting items. There was a charge of £1 million (Q3 2020: £nil) for significant legal matters arising in the quarter. Significant legal cash payments were £2 million (Q3 2020: £1 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. Separation costs incurred in the quarter were £75 million (Q3 2020: £25 million).

Financial performance – nine months 2021

Total results

The Total results for the Group are set out below.

	9 months 2021 £m	9 months 2020 £m	Growth £%	Growth CER%

Turnover	24,587	25,360	(3)	3

Cost of sales	(7,923)	(8,533)	(7)	(5)

Gross profit	16,664	16,827	(1)	6

Selling, general and administration	(7,715)	(8,294)	(7)	(3)
Research and development	(3,830)	(3,628)	6	10
Royalty income	284	227	25	26
Other operating income/(expense)	(97)	1,590

Operating profit	5,306	6,722	(21)	(11)

Finance income	24	39
Finance expense	(593)	(653)
Loss on disposal of interests in associates	(36)	-
Share of after tax profits of associates and joint ventures	35	39

Profit before taxation	4,736	6,147	(23)	(12)

Taxation	(570)	(598)
Tax rate %	12.0%	9.7%

Profit after taxation	4,166	5,549	(25)	(15)

Profit attributable to non-controlling interests	530	477
Profit attributable to shareholders	3,636	5,072

	4,166	5,549	(25)	(15)

Earnings per share	72.7p	102.0p	(29)	(19)

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for nine months 2021 and nine months 2020 are set out on pages 35 and 36.

	9 months 2021

	£m	% of turnover	Growth £%	Growth CER%

Turnover	24,587	100	(3)	3

Cost of sales	(7,230)	29.4	(2)	-
Selling, general and administration	(7,317)	29.8	(6)	(2)
Research and development	(3,411)	13.9	3	8
Royalty income	284	1.2	25	26

Adjusted operating profit	6,913	28.1	(2)	8

Adjusted profit before tax	6,381		(2)	9
Adjusted profit after tax	5,143		(5)	5
Adjusted profit attributable to shareholders	4,385		(5)	6

Adjusted earnings per share	87.7p		(5)	5

Operating profit by business	9 months 2021

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	6,135	49.0	5	14
Pharmaceuticals R&D*	(2,482)		(1)	4

Total Pharmaceuticals	3,653	29.2	10	21
Vaccines	1,853	37.3	(8)	-
Consumer Healthcare	1,681	23.6	(8)	(1)

	7,187	29.2	-	10
Corporate and other unallocated costs	(274)

Adjusted operating profit	6,913	28.1	(2)	8

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	9 months 2021

	£m	Growth £%	Growth CER%

Respiratory	2,077	24	32
HIV	3,517	(3)	4
Immuno-inflammation	638	22	31
Pandemic	130	-	-
Oncology	357	39	46

New and Specialty	6,719	11	18
Established Pharmaceuticals	5,789	(13)	(7)

	12,508	(1)	5

US	5,767	5	14
Europe	2,866	(6)	(4)
International	3,875	(7)	(1)

	12,508	(1)	5

Pharmaceuticals turnover in the nine months was £12,508 million, down 1% AER but up 5% CER. Sales of Xevudy, the monoclonal antibody treatment for COVID-19, of £130 million contributed approximately 1 percentage point to total Pharmaceuticals growth.

HIV sales were down 3% AER but up 4% CER, to £3,517 million, with growth in Dovato and Juluca partly offset by Tivicay and Triumeq. Respiratory sales were up 24% AER, 32% CER, to £2,077 million, on growth of Trelegy and Nucala. Sales of Established Pharmaceuticals declined 13% AER, 7% CER to £5,789 million.

In the US, sales grew 5% AER, 14% CER with continued strong growth of Nucala, Trelegy, Benlysta and Dovato. Established Products also grew, reflecting strong demand for Established Respiratory products in the COVID-19 environment and certain supply challenges faced by generic competitor products, plus the benefit of a favourable prior period RAR adjustment.

In Europe, sales declined 6% AER, 4% CER, with growth of Trelegy, Nucala, Benlysta and Oncology products offset by declines in the Established Pharmaceuticals portfolio. This portfolio was impacted by generic competition including Seretide, Duodart and Volibris, lower antibiotic demand, and a one-off UK Relenza contract last year. Growth in Dovato offset declines in Tivicay and Triumeq.

International declined 7% AER, 1% CER. Declines in Established Pharmaceuticals reflecting impact of COVID-19 suppressed antibiotics markets and increased generic competition in the first half of the year were offset by strong growth in Respiratory, Dovato, Tivicay tenders and sales of Xevudy, which added 3 percentage points to International growth.

Respiratory
Total Respiratory sales were up 24% AER, 32% CER, with strong growth from all regions. International Respiratory sales grew 34% AER, 43% CER including Nucala up 24% AER, 33% CER, and Trelegy up 85% AER, 95% CER including the impact of Trelegy Asthma launched in Japan in Q4 2020. In Europe, Respiratory grew 12% AER, 14% CER with double digit growth of Trelegy and Nucala. In the US, Respiratory grew 26% AER, 36% CER, driven by Trelegy and Nucala and the impact of a prior period RAR adjustment.

Sales of Nucala were £831 million in the nine months and grew 18% AER, 26% CER, with consistent, strong growth across all three regions. US sales were up 21% AER, 31% CER to £501 million and International sales of £140 million grew 24% AER, 33% CER. Europe sales of £190 million grew 9% AER, 10% CER.

Trelegy sales were up 49% AER, 59% CER to £865 million driven by growth in all regions. In the US, sales continued to grow strongly, including the benefit of the asthma indication approved and launched in Q3 2020, with sales up 52% AER, 64% CER. In Europe, sales grew 22% AER, 23% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 85% AER, 95% CER to £113 million.

HIV
HIV sales were £3,517 million with a decline of 3% AER but growth of 4% CER in the nine months. Triumeq sales were £1,406 million, down 19% AER, 14% CER and Tivicay sales were £1,060 million, down 9% AER, 2% CER. The mature portfolio drove 1 percentage point of CER decline.

New HIV products Dovato, Juluca, Rukobia and Cabenuva delivered sales of £955 million representing 27% of the total HIV portfolio. Sales of the two drug regimens Dovato and Juluca were £533 million and £374 million, respectively, with combined growth of 54% AER, 63% CER. Rukobia sales were £30 million. Sales of Cabenuva, the first long-acting injectable, were £18 million.

In the US, total sales were £2,095 million with decline of 5% AER, but growth of 3% CER. New HIV products delivered sales of £613 million, including: Dovato £286 million, with growth of 91% AER and more than double CER; Juluca £283 million, with growth of 1% AER, 9% CER; Rukobia £29 million and Cabenuva £15 million. Combined Tivicay and Triumeq sales were £1,445 million declining 16% AER, 10% CER. In Europe, total sales were £876 million with decline of 1% AER, but growth of 1% CER. New HIV products delivered sales of £294 million, including: Dovato £209 million growth of more than double AER and more than double CER and Juluca £81 million growth of 17% AER, 20% CER. Combined Tivicay and Triumeq sales were £557 million declining 21% AER, 20% CER. International continued to grow strongly with total sales growth of 5% AER, 12% CER, driven primarily by Tivicay tender business.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer, were £287 million, up 15% AER, 21% CER. Sales included £161 million in the US and £118 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021. Blenrep sales globally totalled £67 million.

Immuno-inflammation
Immuno-inflammation sales were £638 million, with growth of 22% AER, 31% CER on Benlysta sales up 23% AER, 32% CER to £630 million, including the impact of lupus nephritis launches in US and Japan in H2 2020.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the nine months were £5,789 million, down 13% AER, 7% CER.

Established Respiratory products declined 8% AER 3% CER to £3,252 million. This reflects the impact of generic competition to Xyzal in Japan, and to Advair/Seretide globally. The decline was partially offset by an impact of approximately 5 percentage points on growth of favourable prior period RAR adjustments.

The remainder of the Established Pharmaceuticals portfolio declined by 18% AER, 13% CER to £2,537 million on lower demand for antibiotics during the COVID-19 pandemic period and the impact of government mandated changes increasing use of generics in markets including France, Japan and China.

Vaccines turnover

	9 months 2021

	£m	Growth £%	Growth CER%

Meningitis	767	2	8
Influenza	435	(10)	(3)
Shingles	1,124	(16)	(11)
Established Vaccines	2,288	(4)	-

	4,614	(7)	(2)
Pandemic Vaccines	355	-	-

	4,969	-	5

US	2,623	-	8
Europe	984	(3)	(2)
International	1,362	2	5

	4,969	-	5

Vaccines turnover was flat at AER, but grew 5% CER to £4,969 million, primarily driven by pandemic adjuvant sales, partially offset by the adverse impact of the COVID-19 pandemic on Shingrix. Unfavourable US prior period returns and rebates adjustments reduced Vaccines growth by approximately 3 percentage points.

Vaccines turnover excluding pandemic vaccines declined 7% AER, 2% CER to £4,614 million.

Vaccines performance was affected by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment mainly in the US and Europe and COVID-19 disease circulation, resulting in lower Shingrix sales.

Demand for paediatric and adolescent vaccinations improved year on year, as lifting of stay-at-home directives resulted in increased visits to healthcare practitioners, the return to a normal US back-to-school season and partial catch up of prior period missed vaccinations.

Meningitis
Meningitis sales grew 2% AER, 8% CER to £767 million. Bexsero sales grew 7% AER, 12% CER to £523 million, reflecting higher demand and increased market share partially offset by unfavorable returns and rebates adjustments in the US, and strong performance in Europe and International.

Menveo sales were up 23% AER, 32% CER to £224 million, primarily driven by higher demand and increased market share in the US.

Influenza
Fluarix/FluLaval sales declined 10% AER, 3% CER, to £435 million as a result of unfavourable prior period return and rebates movements in the US which had an impact of 8 percentage points of growth and phasing in Europe partially offset by strong southern hemisphere demand in International.

Shingles
Shingrix declined by 16% AER, 11% CER to £1,124 million, primarily driven by lower demand in the US due to prioritised focus on COVID-19 mass vaccination of older adults and an unfavourable comparison resulting from US channel stocking and favourable prior period returns and rebates movements in the prior period. US prior period RAR adjustments contributed approximately 4 percentage points to the overall Shingrix decline. In Europe, sales growth was driven by launches in the UK, Spain and Italy and higher demand in Germany.

Established Vaccines
Hepatitis vaccines were down 21% AER, 16% CER to £347 million, adversely impacted in Europe by travel restrictions and in the US by competitive pressure, unfavourable CDC stockpile movements and de-prioritisation of adult vaccination.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) grew by 3% AER, 9% CER. Infanrix/Pediarix sales declined 6% AER, 1% CER to £428 million, reflecting the change in recommendation for the dosing schedule in Germany and lower tender volume in Europe, partly offset by demand in the US. Boostrix sales grew 16% AER, 22% CER to £407 million, largely driven by higher demand and share in the US and demand recovery in International.

Rotarix sales were down 3% AER but up 1% CER to £399 million, reflecting demand recovery in the US.

Synflorix sales declined by 14% AER, 12% CER to £265 million, primarily due to lower tender demand in Emerging Markets and Europe.

MMRV vaccines sales grew 13% AER, 16% CER to £206 million, largely driven by improved supply in International.

Pandemic Vaccines
Pandemic vaccines sales of £355 million included £352 million of pandemic adjuvant sales, which represented most of the contracted volumes with the US and Canadian governments.

Consumer Healthcare turnover

	9 months 2021

	£m	Growth £%	Growth CER%

Oral health	2,060	(1)	5
Pain relief	1,696	1	6
Vitamins, minerals and supplements	1,114	(1)	3
Respiratory health	781	(18)	(13)
Digestive health and other	1,340	(4)	2

	6,991	(3)	2
Brands divested/under review	119	(74)	(73)

	7,110	(7)	(3)

US	2,277	(12)	(5)
Europe	1,856	(7)	(6)
International	2,977	(4)	1

	7,110	(7)	(3)

Consumer Healthcare sales for the nine months declined 7% AER, 3% CER to £7,110 million.

Sales excluding brands divested/under review declined 3% AER but increased 2% CER. The same period last year’s growth included the benefit from the inclusion of the Pfizer portfolio and a particularly strong first quarter given the accelerated purchases during the COVID-19 pandemic.

Oral health
Oral health sales declined 1% AER but increased 5% CER to £2,060 million. Sensodyne delivered high single digit growth reflecting underlying brand strength, continued innovation and good consumer up take in traditional retail and ecommerce channels particularly in India and China, in addition to purchasing ahead of the price increase in the US. Gum health delivered high single digit growth, whilst Denture care was flat.

Pain relief
Pain relief sales increased 1% AER, 6% CER to £1,696 million. Advil declined by mid-single digit compared to low single digit growth in the nine months to September 2020. Voltaren and Panadol both grew by high single digits and low-double digits respectively, similar to the same period last year.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales declined by 1% AER but increased by 3% CER to £1,114 million. The growth rate was impacted by a strong comparative in the prior year given increased consumer demand due to the pandemic. Caltrate delivered high single digit growth and Centrum grew by low double digit compared with growth in the high teens over the same period in 2020. Emergen-C saw a mid-single digit decline due to a particularly challenging comparator in the nine months to September 2020 when volumes almost doubled.

Respiratory health
Respiratory health sales declined by 18% AER, 13% CER to £781 million reflecting the historically weak cold and flu season in the first quarter. Theraflu and Robitussin declined by double digits given the impact of a significantly lower cold and flu season due to the COVID-19 pandemic and social distancing at the start of the year. Otrivin declined by low single digits and Flonase grew by mid-single digits helped by the good allergy season in the second quarter.

Digestive health and other
Digestive health and other brands sales declined by 4% AER but increased by 2% CER at £1,340 million. Growth in Digestive health products particularly in ENO and Tums as well as in the Skin Health portfolio offset a slight decline in Smokers’ health products.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 32.2%, 1.4 percentage points lower at AER and 2.3 percentage points lower in CER terms compared with 2020. This primarily reflected lower write downs in a number of manufacturing sites and the unwind in Q1 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 29.4%, 0.2 percentage points higher at AER but 0.6 percentage points lower at CER compared with 2020. This reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, a further contribution from restructuring savings across all three businesses and favourable mix in Vaccines, partly offset by higher supply chain costs and under-recoveries resulting from lower demand in Vaccines and adverse mix in Pharmaceuticals.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 31.4%, 1.3 percentage points lower at AER and 1.7 percentage points lower at CER compared with 2020. This included lower restructuring charges partly offset by increased separation costs.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 29.8%, 1.0 percentage points lower at AER than in 2020 and 1.3 percentage points lower on a CER basis. Adjusted SG&A costs declined 6% AER, 2% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. The decline also reflected a favourable legal settlement in the nine months compared to increased legal costs in 2020 which was partly offset by the one-off benefit from restructuring of post-retirement benefits in Q3 2020.

Research and development
Total R&D expenditure was £3,830 million (15.6% of turnover), up 6% AER, 10% CER, including an increase in impairments partly offset by a decrease in major restructuring charges. Adjusted R&D expenditure was £3,411 million (13.9% of turnover), 3% higher at AER, 8% higher at CER than in 2020.

Pharmaceuticals R&D expenditure was £2,586 million, flat at AER, up 5% CER, primarily driven by the increased investment in our Specialty and Oncology portfolios as well as our early stage research portfolio. Efficiency savings continued from the implementation of the One Development programme for Pharmaceuticals and Vaccines as part of the Separation Preparation restructuring programme and variable spending as a result of COVID-19 lockdowns.

The increased investment in the Specialty portfolio excluding Oncology is primarily driven by our two otilimab programmes for COVID-19 treatment and rheumatoid arthritis as well as the progression of a number of other key programmes, including bepirovirsen, our HBV antisense oligonucleotide programme and depemokimab, our anti-IL5 for asthma, partly offset by reduced spend on daprodustat which is expected to file in Q1 2022. There has been increased spend in the early stage research portfolio reflecting the business returning to normal levels of activity following the impact of COVID-19 in 2020. In Oncology there has been increased investment in Zejula, Jemperli, Blenrep and together with termination costs for bintrafusp alfa, reflecting recognition in Q3 2021 of the costs required to terminate the programme, partly offset by a reduction in spend on feladilimab following the decision to terminate the programme in April.

R&D expenditure in Vaccines was £657 million, up 29% AER, 33% CER, reflecting increased investment in clinical programmes for meningitis and RSV, and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £168 million.

Royalty income
Royalty income was £284 million (2020: £227 million), up 25% AER, 26% CER, primarily driven by higher sales of Gardasil.

Other operating income/(expense)
Net other operating expenses of £97 million (2020: £1,590 million income) primarily reflected accounting charges of £489 million (2020: £1,236 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £498 million (2020: £1,117 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £279 million and a charge for £219 million primarily from adjustments to sales forecasts. This was partly offset by a number of asset disposals including the disposal of royalty rights on cabozantinib, disposal of a number of Consumer brands and fair value uplifts on investments. 2020 included the net profit on disposal of the Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Operating profit
Total operating profit was £5,306 million compared with £6,722 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £6,913 million, 2% lower than 2020 at AER, but 8% higher at CER on a turnover increase of 3% CER. The Adjusted operating margin of 28.1% was 0.2 percentage points higher at AER, 1.4 percentage points higher on a CER basis than in 2020.

The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales (Xevudy and adjuvant), sales growth in Pharmaceuticals including the benefit from a prior period RAR adjustment and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix, an adverse mix in Vaccines as well as higher supply chain costs and under-recoveries, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2021 amounted to £631 million (2020: £664 million). This included cash payments made to Shionogi of £615 million (2020: £648 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £3,653 million, up 10% AER, 21% CER on a turnover increase of 5% CER. The operating margin of 29.2% was 2.9 percentage points higher at AER than in 2020 and 4.2 percentage points higher on a CER basis. This primarily reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, as well as reduced supply chain costs, the tight control of ongoing costs, reduced variable spending as a result of the COVID-19 lockdowns, a favourable legal settlement in 2021 compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by increased investment in R&D.

Vaccines operating profit was £1,853 million, down 8% AER, but flat on CER basis on 5% turnover increase at CER. The operating margin of 37.3% was 3.4 percentage points lower at AER than in 2020 and 2.0 percentage points lower on a CER basis. This was primarily driven by higher supply chain costs resulting from lower demand and adverse mix due to Shingrix sales in the US, along with higher R&D spend to support key strategic priorities. This was partly offset by pandemic adjuvant beneficial mix and higher royalty income.

Consumer Healthcare operating profit was £1,681 million, down 8% AER, 1% CER on a turnover decrease of 3% CER. The operating margin of 23.6% was 0.2 percentage points lower at AER and 0.5 percentage points higher on a CER basis than in 2020. This primarily reflected the impact of divestments (1.6 percentage points), increased advertising and promotion investment, increased commodity and freight costs as well as investment into manufacturing sites, partially offset by synergy benefits from the Pfizer Joint Venture integration, price increases, favourable sales mix and tight cost control.

Net finance costs
Total net finance costs were £569 million compared with £614 million in 2020. Adjusted net finance costs were £567 million compared with £611 million in 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels and favourable movements in foreign exchange rates, partly offset by lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £35 million (2020: £39 million).

Loss on disposal of interests in associates
The net loss on disposal of interests in associates was £36 million, primarily driven by a loss of disposal of our interest in the associate Innoviva Inc.

Taxation
The charge of £570 million represented an effective tax rate on Total results of 12.0% (2020: 9.7%) and reflected the different tax effects of the various Adjusting items, including a credit of £325 million in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023). 2020 reflected the disposal of Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,238 million and represented an effective Adjusted tax rate of 19.4% (2020: 16.5%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £530 million (2020: £477 million). The increase was primarily due to an increased allocation of ViiV Healthcare profits of £205 million (2020: £126 million), including reduced credits for re-measurement of contingent consideration liabilities, partly offset by a reduced allocation of Consumer Healthcare Joint Venture profits of £281 million (2020: £310 million).

The allocation of Adjusted earnings to non-controlling interests amounted to £758 million (2020: £836 million). The reduction in allocation primarily reflected a reduced allocation of Consumer Healthcare Joint Venture profits of £383 million (2020: £424 million) and a reduced allocation of ViiV Healthcare profits of £331 million (2020: £371 million).

Earnings per share
Total EPS was 72.7p, compared with 102.0p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of the Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever, as well as by a credit of £325 million to Taxation in Q2 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023), lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities.

Adjusted EPS was 87.7p compared with 92.6p in 2020, down 5% AER but up 5% CER, on a 8% CER increase in Adjusted operating profit reflecting incremental pandemic adjuvant sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements, lower interest costs and a lower non-controlling interest allocation of Consumer Healthcare and ViiV profits, partly offset by lower non-pandemic sales in Vaccines, primarily Shingrix, increased R&D investment and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 6% AER, 6% CER.

Currency impact on 2021 results
The results for 2021 are based on average exchange rates, principally £1/$1.38, £1/€1.15 and £1/Yen 150. Comparative exchange rates are given on page 56. The period-end exchange rates were £1/$1.34, £1/€1.16 and £1/151.

In the nine months, turnover decreased 3% AER, but was up 3% CER. Total EPS was 72.7p compared with 102.0p in 2020. Adjusted EPS was 87.7p compared with 92.6p in 2020, down 5% AER but up 5% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US Dollar as well as the Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of ten percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2021 and 2020 are set out below.

Nine months ended 30 September 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	24,587							24,587
Cost of sales	(7,923)	522	4	119	21	27		(7,230)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,664	522	4	119	21	27		17,357

Selling, general and administration	(7,715)			211		3	184	(7,317)
Research and development	(3,830)	76	291	50		2		(3,411)
Royalty income	284							284
Other operating income/(expense)	(97)			(1)	515	(417)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,306	598	295	379	536	(385)	184	6,913

Net finance costs	(569)			1		1		(567)
Loss on disposal of interest in associates	(36)					36		-
Share of after tax profits of associates and joint ventures	35							35
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,736	598	295	380	536	(348)	184	6,381

Taxation	(570)	(110)	(70)	(81)	(101)	(269)	(37)	(1,238)
Tax rate %	12.0%							19.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,166	488	225	299	435	(617)	147	5,143
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	530				228			758

Profit attributable to shareholders	3,636	488	225	299	207	(617)	147	4,385
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	72.7p	9.8p	4.5p	6.0p	4.1p	(12.3)p	2.9p	87.7p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	5,001							5,001
	––––––––––––							––––––––––––

Nine months ended 30 September 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	25,360							25,360
Cost of sales	(8,533)	529	28	468	109			(7,399)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	16,827	529	28	468	109			17,961

Selling, general and administration	(8,294)		17	448	(25)	18	43	(7,793)
Research and development	(3,628)	50	176	96				(3,306)
Royalty income	227							227
Other operating income/(expense)	1,590				1,223	(2,813)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,722	579	221	1,012	1,307	(2,795)	43	7,089

Net finance costs	(614)			2		1		(611)
Share of after tax profits of associates and joint ventures	39							39
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,147	579	221	1,014	1,307	(2,794)	43	6,517

Taxation	(598)	(110)	(39)	(241)	(186)	107	(8)	(1,075)
Tax rate %	9.7%							16.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,549	469	182	773	1,121	(2,687)	35	5,442
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	477				359			836

Profit attributable to shareholders	5,072	469	182	773	762	(2,687)	35	4,606
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	102.0p	9.4p	3.7p	15.5p	15.3p	(54.0)p	0.7p	92.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,974							4,974
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in 2021 were £379 million (2020: £1,012 million), analysed as follows:

	9 months 2021			9 months 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	8	10	18	75	195	270
Consumer Healthcare Joint Venture integration programme	106	4	110	245	24	269
Separation Preparation restructuring programme	252	18	270	352	112	464
Combined restructuring and integration programme	5	(24)	(19)	13	(4)	9

	371	8	379	685	327	1,012

Cash charges of £252 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions as well as commercial pharmaceuticals and R&D functions.

Cash charges of £106 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.

Total cash payments made in 2021 were £572 million (2020: £543 million), £322 million (2020: £81 million) relating to the Separation Preparation restructuring programme, a further £141 million (2020: £224 million) relating to the Consumer Healthcare Joint Venture integration programme, £70 million (2020: £145 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £39 million (2020: £93 million) for the existing Combined restructuring and integration programme.

	9 months 2021 £m	9 months 2020 £m

Pharmaceuticals	146	362
Vaccines	(30)	203
Consumer Healthcare	120	303
	236	868
Corporate and central functions	143	144

Total Major restructuring costs	379	1,012

The analysis of Major restructuring charges by Income statement line was as follows:

	9 months 2021 £m	9 months 2020 £m

Cost of sales	119	468
Selling, general and administration	211	448
Research and development	50	96
Other operating income	(1)	-

Total Major restructuring costs	379	1,012

The benefit in the nine months from restructuring programmes was £0.4 billion, the benefit from the Separation Preparation restructuring programme was £0.2 billion, the benefit from the Consumer Healthcare Joint Venture integration was £0.1 billion and the benefit from the 2018 Restructuring programme was £0.1 billion.

The 2018  major restructuring programme, including Tesaro, is now expected to cost £1.6 billion to the end of 2021, with cash costs of £0.7 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £0.45 billion by the end of 2021 (at 2019 rates). These savings are intended to be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

The completion of the Consumer Healthcare Joint Venture with Pfizer is expected to realise substantial cost synergies, generating total annual cost savings of £0.5 billion by 2022 for expected cash costs of £0.7 billion and non-cash charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: New GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support New GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme now expects to deliver £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of delivered and anticipated divestments are largely expected to cover the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £536 million (2020: £1,307 million). This included a net £489 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2021 £m	9 months 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	498	1,117
ViiV Healthcare put options and Pfizer preferential dividends	(53)	(42)
Contingent consideration on former Novartis Vaccines business	44	161
Release of fair value uplift on acquired Pfizer inventory	-	91
Other adjustments	47	(20)

Total transaction-related charges	536	1,307

The £498 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £279 million and a charge of £219 million primarily from adjustments to sales forecasts. The £53 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of lower cash and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 30 September 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 10.

Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib and disposal of a number of Consumer brands, fair value gains on investments and certain other Adjusting items. The Consumer Brands disposal programme is complete and has delivered net proceeds of £1.1 billion. In 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A credit of £11 million (2020: £6 million charge) was recorded for significant legal matters arising in the period. Significant legal cash payments were £4 million (2020: £7 million).

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. Separation costs incurred in 2021 were £184 million (2020: £43 million). Separation costs incurred in the nine months to date were £252 million. Total separation costs are estimated to be £600-700 million, excluding transaction costs.

Cash generation

Cash flow

	Q3 2021	9 months 2021	9 months 2020

Net cash inflow from operating activities (£m)	2,562	4,185	4,586
Free cash inflow* (£m)	1,223	1,536	2,300
Free cash flow growth (%)	>100%	(33)%	(7)%
Free cash flow conversion* (%)	105%	42%	45%
Net debt** (£m)	22,091	22,091	23,882

*	Free cash flow and free cash flow conversion are defined on page 59.
**	Net debt is analysed on page 58.

Q3 2021
The net cash inflow from operating activities for the quarter was £2,562 million (Q3 2020: £861 million). The increase primarily reflected increased operating profit net of adverse exchange, a decrease in inventory, a favourable comparison to the increase in trade receivables in Q3 2020 as a result of collections following lower sales in Q2 2020 and favourable timing of taxes and returns and rebates compared to Q3 2020.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £196 million (Q3 2020: £203 million), of which £171 million was recognised in cash flows from operating activities and £25 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £1,223 million for the quarter (Q3 2020: £180 million outflow). The increase primarily reflected increased operating profit net of adverse exchange, a decrease in inventory, a favourable comparison to the increase in trade receivables in Q3 2020 as a result of collections following lower sales in Q2 2020, favourable timing of taxes and returns and rebates compared to Q3 2020, lower dividends to non-controlling interests and higher proceeds from intangible assets. This was partly offset by increased purchases of intangible assets.

9 months 2021
The net cash inflow from operating activities for the nine months was £4,185 million (2020: £4,586 million). The decrease primarily reflected adverse exchange impacts, increased inventory, increased trade receivables, adverse timing of returns and rebates, partly offset by improved adjusted operating profit at CER reduced tax payments including tax on disposals.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £615 million (2020: £648 million), of which £537 million was recognised in cash flows from operating activities and £78 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £1,536 million for the nine months (2020: £2,300 million). The decrease primarily reflected adverse exchange impacts, increased inventory, increased trade receivables, adverse timing of returns and rebates, increased purchases of intangible assets and reduced proceeds from intangible assets. This was partly offset by improved adjusted operating profit at CER reduced tax payments including tax on disposals and lower dividends to non-controlling interests.

Net debt
At 30 September 2021, net debt was £22.1 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £25.6 billion and cash and liquid investments of £3.5 billion. Net debt increased due to the dividends paid to shareholders of £3.0 billion, additional investments of £0.1 billion and £0.1 billion of net adverse exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items, partly offset by £1.5 billion free cash flow and £0.4 billion proceeds from investments, including £0.3 billion proceeds from the Innoviva disposal.

At 30 September 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4.9 billion with loans of £3.1 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a third interim dividend for 2021 of 19 pence per share (Q3 2020: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board currently intends to maintain the dividend for 2021 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.

At the New GSK Investor Update on 23 June GSK set out that from 2022 a progressive dividend policy will be implemented, guided by a 40 to 60 percent pay-out ratio through the investment cycle. This is a key part of the capital allocation framework. For 2022, for the first half of the year, GSK expects to declare a 27p dividend for the current group. GSK is on track to separate into two companies early in the second half of 2022. GSK expects the aggregate dividend, across the two new businesses to be 28p per share for the second half. In aggregate this would represent on a full year 2022 basis the equivalent of a Group dividend of 55p per share, representing a 31% decrease from the 80p/share dividend expected for 2021. This expected, aggregate 55p per share dividend for full year 2022 is comprised of 44p representing New GSK's policy, and an expected 11p from the Consumer Healthcare business. Dividend policy for the new Consumer Healthcare company will be set by its Board of Directors. In 2023, the first full year of standalone operations for New GSK, GSK expects to declare a full year dividend of 45p per share.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 11 January  2022. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 18 November 2021, with a record date of 19 November 2021 and a payment date of 13 January 2022.

	Paid/ payable	Pence per share	£m

2021
First interim	8 July 2021	19	951
Second interim	7 October 2021	19	951
Third interim	13 January 2022	19	952

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946
Fourth interim	8 April 2021	23	1,151

		80	3,989

Weighted average number of shares
	Q3 2021 millions	Q3 2020 millions

Weighted average number of shares – basic	5,007	4,980
Dilutive effect of share options and share awards	53	60

Weighted average number of shares – diluted	5,060	5,040

Weighted average number of shares
	9 months 2021 millions	9 months 2020 millions

Weighted average number of shares – basic	5,001	4,974
Dilutive effect of share options and share awards	61	60

Weighted average number of shares – diluted	5,062	5,034

At 30 September 2021, 5,008 million shares (30 September 2020: 4,980 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 0.1 million shares under employee share schemes in the quarter for proceeds of £1 million (Q3 2020: £2 million).

At 30 September 2021, the ESOP Trust held 23.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £61 million has been deducted from other reserves. The market value of these shares was £339 million.

At 30 September 2021, the company held 355.2 million Treasury shares at a cost of £4,969 million, which has been deducted from retained earnings.

Financial information

Income statements

	Q3 2021 £m	Q3 2020 £m	9 months 2021 £m	9 months 2020 £m

TURNOVER	9,077	8,646	24,587	25,360

Cost of sales	(2,889)	(2,885)	(7,923)	(8,533)

Gross profit	6,188	5,761	16,664	16,827

Selling, general and administration	(2,646)	(2,669)	(7,715)	(8,294)
Research and development	(1,490)	(1,140)	(3,830)	(3,628)
Royalty income	116	85	284	227
Other operating income/(expense)	(230)	(179)	(97)	1,590

OPERATING PROFIT	1,938	1,858	5,306	6,722

Finance income	7	(3)	24	39
Finance expense	(200)	(195)	(593)	(653)
Loss on disposal of interests in associates	-	-	(36)	-
Share of after tax profits of associates and joint ventures	3	11	35	39

PROFIT BEFORE TAXATION	1,748	1,671	4,736	6,147

Taxation	(380)	(241)	(570)	(598)
Tax rate %	21.7%	14.4%	12.0%	9.7%

PROFIT AFTER TAXATION	1,368	1,430	4,166	5,549

Profit attributable to non-controlling interests	200	186	530	477
Profit attributable to shareholders	1,168	1,244	3,636	5,072

	1,368	1,430	4,166	5,549

EARNINGS PER SHARE	23.3p	25.0p	72.7p	102.0p

Diluted earnings per share	23.1p	24.7p	71.8p	100.7p

Statement of comprehensive income

	Q3 2021 £m	Q3 2020 £m

Profit for the period	1,368	1,430

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	98	(171)
Fair value movements on cash flow hedges	(2)	-
Reclassification of cash flow hedges to income statement	(5)	1
Deferred tax on fair value movements on cash flow hedges	2	1

	93	(169)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	36	(65)
Fair value movements on equity investments	(453)	528
Tax on fair value movements on equity investments	60	(102)
Re-measurement gains on defined benefit plans	53	63
Tax on re-measurement losses on defined benefit plans	(13)	(14)

	(317)	410

Other comprehensive (expense)/income for the period	(224)	241

Total comprehensive income for the period	1,144	1,671

Total comprehensive income for the period attributable to:
Shareholders	908	1,550
Non-controlling interests	236	121

	1,144	1,671

Statement of comprehensive income

	9 months 2021 £m	9 months 2020 £m

Profit for the period	4,166	5,549

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(109)	189
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(10)	36
Fair value movements on cash flow hedges	(4)	(23)
Reclassification of cash flow hedges to income statement	11	53
Deferred tax on fair value movements on cash flow hedges	(1)	(2)

	(113)	253

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	30
Fair value movements on equity investments	(295)	713
Tax on fair value movements on equity investments	98	(116)
Re-measurement gains/(losses) on defined benefit plans	334	(382)
Tax on re-measurement (losses)/gains on defined benefit plans	(65)	78

	71	323

Other comprehensive income for the period	(42)	576

Total comprehensive income for the period	4,124	6,125

Total comprehensive income for the period attributable to:
Shareholders	3,595	5,618
Non-controlling interests	529	507

	4,124	6,125

Pharmaceuticals turnover – three months ended 30 September 2021

	Total			US		Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	741	27	33	473	31	38	153	12	17	115	31	39
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	130	(7)	(2)	75	(13)	(8)	38	9	14	17	(11)	(5)
Trelegy Ellipta	326	68	77	229	82	92	52	24	26	45	73	85
Nucala	285	14	20	169	13	19	63	7	12	53	23	30

HIV	1,251	3	8	782	4	10	297	-	5	172	4	8
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,194	2	6	747	1	7	287	1	5	160	5	8
Tivicay	352	(7)	(2)	204	(7)	(2)	68	(22)	(18)	80	14	17
Triumeq	504	(13)	(8)	334	(9)	(4)	109	(19)	(16)	61	(18)	(16)
Juluca	130	6	11	99	4	9	28	17	21	3	(25)	(25)
Dovato	208	>100	>100	110	96	>100	82	>100	>100	16	>100	>100

Rukobia	13	>100	>100	12	>100	>100	1	-	-	-	-	-
Cabenuva	12	>100	>100	10	-	-	2	-	-	-	-	-
Other	32	(13)	-	13	2	13	7	(42)	(25)	12	1	9

Immuno- inflammation	241	25	32	200	27	34	17	13	20	24	20	25
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	238	28	35	200	27	34	17	13	20	21	62	69

Pandemic	114	-	-	16	-	-	1	-	-	97	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Xevudy	114	-	-	16	-	-	1	-	-	97	-	-

Oncology	128	29	34	73	20	26	51	46	51	4	33	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	101	10	15	56	(2)	4	41	24	30	4	>100	>100
Blenrep	25	>100	>100	16	>100	>100	7	>100	>100	2	-	-
Jemperli	2	-	-	1	-	-	1	-	-	-	-	-

New and Specialty Pharmaceuticals	2,475	18	24	1,544	16	22	519	8	12	412	49	57

Established Pharmaceuticals	1,922	(8)	(4)	524	(10)	(5)	434	(12)	(9)	964	(6)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,036	(7)	(3)	441	(6)	(2)	232	(8)	(5)	363	(8)	(3)
Arnuity Ellipta	18	29	29	15	15	31	-	-	-	3	>100	-
Avamys/Veramyst	61	9	16	-	-	-	14	8	8	47	9	19
Flixotide/Flovent	115	25	32	81	80	91	16	7	13	18	(44)	(44)
Incruse Ellipta	51	(9)	(5)	26	(21)	(15)	17	6	12	8	14	-
Relvar/Breo Ellipta	261	(19)	(15)	106	(37)	(34)	82	12	16	73	(10)	(4)
Seretide/Advair	324	(12)	(8)	117	4	10	70	(33)	(30)	137	(10)	(7)
Ventolin	178	1	5	93	(7)	(3)	27	8	8	58	12	19
Other Respiratory	28	(13)	(3)	3	>100	>100	6	(14)	(14)	19	(27)	(4)

Dermatology	96	(13)	(8)	-	-	-	31	(14)	(8)	65	(12)	(8)
Augmentin	114	8	15	-	-	-	34	13	20	80	5	13
Avodart	85	(11)	(7)	-	-	-	29	(19)	(19)	56	(3)	2
Imigran/Imitrex	28	(7)	(7)	8	(27)	(27)	13	8	17	7	-	(14)
Lamictal	124	(1)	4	60	(2)	3	29	(3)	-	35	3	9
Seroxat/Paxil	33	(13)	(8)	-	-	-	10	11	11	23	(21)	(14)
Valtrex	23	(4)	-	3	(25)	(50)	8	-	-	12	-	17
Other	383	(15)	(11)	12	(66)	(54)	48	(38)	(37)	323	(5)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,397	5	10	2,068	8	14	953	(2)	2	1,376	6	12
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – nine months ended 30 September 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	2,077	24	32	1,322	26	36	446	12	14	309	34	43
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	381	(4)	2	215	(9)	(2)	110	7	9	56	-	5
Trelegy Ellipta	865	49	59	606	52	64	146	22	23	113	85	95
Nucala	831	18	26	501	21	31	190	9	10	140	24	33

HIV	3,517	(3)	4	2,095	(5)	3	876	(1)	1	546	5	12
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	3,373	(3)	3	2,014	(7)	1	847	-	2	512	8	15
Tivicay	1,060	(9)	(2)	563	(12)	(5)	215	(23)	(22)	282	17	28
Triumeq	1,406	(19)	(14)	882	(19)	(12)	342	(20)	(18)	182	(16)	(13)
Juluca	374	5	12	283	1	9	81	17	20	10	25	25
Dovato	533	>100	>100	286	91	>100	209	>100	>100	38	>100	>100

Rukobia	30	>100	>100	29	>100	>100	1	-	-	-	-	-
Cabenuva	18	>100	>100	15	-	-	3	-	-	-	-	-
Other	96	(25)	(20)	37	(12)	(5)	25	(34)	(34)	34	(29)	(23)

Immuno- inflammation	638	22	31	524	20	29	50	22	24	64	49	60
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	630	23	32	524	20	29	50	22	24	56	56	69

Pandemic	130	-	-	16	-	-	1	-	-	113	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Xevudy	130	-	-	16	-	-	1	-	-	113	-	-

Oncology	357	39	46	206	32	42	143	44	46	8	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	287	15	21	161	6	14	118	23	25	8	>100	>100
Blenrep	67	>100	>100	44	>100	>100	22	>100	>100	1	-	-
Jemperli	3	-	-	1	-	-	2	-	-	-	-	-

New and Specialty Pharmaceuticals	6,719	11	18	4,163	8	17	1,516	6	8	1,040	30	39

Established Pharmaceuticals	5,789	(13)	(7)	1,604	(2)	6	1,350	(17)	(16)	2,835	(16)	(10)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	3,252	(8)	(3)	1,361	4	13	740	(14)	(12)	1,151	(17)	(12)
Arnuity Ellipta	34	10	16	28	8	19	-	-	-	6	20	-
Avamys/Veramyst	227	-	7	-	-	-	50	(2)	(2)	177	1	9
Flixotide/Flovent	337	2	8	219	47	58	47	(22)	(20)	71	(42)	(38)
Incruse Ellipta	156	(9)	(5)	82	(15)	(7)	54	(2)	-	20	(5)	(5)
Relvar/Breo Ellipta	841	(1)	5	371	1	9	248	4	5	222	(9)	(3)
Seretide/Advair	1,022	(14)	(9)	366	1	9	244	(29)	(28)	412	(14)	(9)
Ventolin	534	(7)	(1)	294	(4)	4	77	(11)	(10)	163	(10)	(5)
Other Respiratory	101	(43)	(39)	1	>100	>100	20	(5)	(5)	80	(49)	(45)

Dermatology	298	(6)	-	-	-	-	100	(4)	(2)	198	(6)	1
Augmentin	296	(21)	(15)	-	-	-	86	(20)	(19)	210	(21)	(14)
Avodart	253	(32)	(28)	1	(75)	(75)	89	(28)	(27)	163	(33)	(28)
Imigran/Imitrex	79	(13)	(11)	23	(36)	(33)	37	-	3	19	6	6
Lamictal	356	(10)	(5)	170	(13)	(7)	85	(6)	(4)	101	(9)	(3)
Seroxat/Paxil	96	(13)	(7)	-	-	-	26	(4)	(4)	70	(16)	(8)
Valtrex	68	(12)	(6)	8	(27)	(27)	25	4	4	35	(17)	(7)
Other	1,091	(19)	(14)	41	(50)	(45)	162	(36)	(35)	888	(12)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	12,508	(1)	5	5,767	5	14	2,866	(6)	(4)	3,875	(7)	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 September 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	352	(3)	3	226	15	23	82	(12)	(8)	44	(40)	(37)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	224	2	9	127	7	15	77	(11)	(8)	20	54	62
Menveo	126	21	30	99	27	36	4	-	25	23	5	9
Other	2	(95)	(95)	-	-	-	1	(50)	(50)	1	(97)	(97)

Influenza	384	(14)	(8)	326	(14)	(7)	23	(30)	(27)	35	6	6
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	384	(14)	(8)	326	(14)	(7)	23	(30)	(27)	35	6	6

Shingles	502	34	41	387	35	43	90	70	74	25	(26)	(24)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	502	34	41	387	35	43	90	70	74	25	(26)	(24)

Established Vaccines	841	(1)	4	354	23	30	185	(9)	(6)	302	(16)	(12)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	156	(1)	4	103	26	34	24	(40)	(38)	29	(19)	(19)
Boostrix	167	2	9	106	12	18	37	(12)	(7)	24	(8)	-

Hepatitis	142	3	8	92	16	24	27	(13)	(13)	23	(18)	(14)

Rotarix	153	16	22	36	38	46	29	-	-	88	14	22

Synflorix	66	(20)	(17)	-	-	-	11	(15)	(8)	55	(21)	(19)

Priorix, Priorix Tetra, Varilrix	89	24	28	-	-	-	41	5	5	48	45	55
Cervarix	34	(31)	(33)	-	-	-	7	40	40	27	(39)	(41)
Other	34	(38)	(35)	17	>100	>100	9	80	>100	8	(82)	(84)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	2,079	2	8	1,293	12	20	380	(1)	3	406	(18)	(15)

Pandemic vaccines	95	-	-	29	-	-	-	-	-	66	-	-
Pandemic adjuvant	94	-	-	29	-	-	-	-	-	65	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	2,174	7	13	1,322	15	22	380	(1)	3	472	(5)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – nine months ended 30 September 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	767	2	8	390	21	30	268	1	3	109	(35)	(29)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	523	7	12	218	9	18	251	4	5	54	10	24
Menveo	224	23	32	172	40	50	13	(28)	(22)	39	(5)	2
Other	20	(76)	(76)	-	-	-	4	(20)	(20)	16	(79)	(79)

Influenza	435	(10)	(3)	326	(14)	(8)	23	(30)	(27)	86	28	34
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	435	(10)	(3)	326	(14)	(8)	23	(30)	(27)	86	28	34

Shingles	1,124	(16)	(11)	893	(23)	(17)	165	41	43	66	(8)	(8)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	1,124	(16)	(11)	893	(23)	(17)	165	41	43	66	(8)	(8)

Established Vaccines	2,288	(4)	-	774	3	11	528	(13)	(11)	986	(5)	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	428	(6)	(1)	245	16	26	91	(33)	(32)	92	(16)	(13)
Boostrix	407	16	22	215	15	24	108	4	6	84	40	43

Hepatitis	347	(21)	(16)	207	(17)	(10)	76	(32)	(31)	64	(18)	(15)

Rotarix	399	(3)	1	84	-	8	86	(2)	(1)	229	(4)	-

Synflorix	265	(14)	(12)	-	-	-	32	(24)	(21)	233	(13)	(10)

Priorix, Priorix Tetra, Varilrix	206	13	16	-	-	-	97	2	3	109	24	31
Cervarix	115	21	21	-	-	-	22	57	57	93	15	15
Other	121	(18)	(15)	23	-	-	16	14	21	82	(25)	(23)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	4,614	(7)	(2)	2,383	(9)	(2)	984	(3)	(2)	1,247	(7)	(3)

Pandemic vaccines	355	-	-	240	-	-	-	-	-	115	-	-
Pandemic adjuvant	352	-	-	240	-	-	-	-	-	112	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	4,969	-	5	2,623	-	8	984	(3)	(2)	1,362	2	5
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 September 2021 £m	30 September 2020 £m	31 December 2020 £m
ASSETS
Non-current assets
Property, plant and equipment	9,934	10,307	10,176
Right of use assets	733	898	830
Goodwill	10,582	10,888	10,597
Other intangible assets	30,241	30,664	29,824
Investments in associates and joint ventures	87	396	364
Other investments	2,731	2,576	3,060
Deferred tax assets	4,876	4,381	4,287
Derivative financial instruments	6	4	5
Other non-current assets	1,245	932	1,041

Total non-current assets	60,435	61,046	60,184

Current assets
Inventories	6,244	6,440	5,996
Current tax recoverable	587	567	671
Trade and other receivables	7,697	7,854	6,952
Derivative financial instruments	194	206	152
Liquid investments	61	83	78
Cash and cash equivalents	3,453	4,283	6,292
Assets held for sale	18	448	106

Total current assets	18,254	19,881	20,247

TOTAL ASSETS	78,689	80,927	80,431

LIABILITIES
Current liabilities
Short-term borrowings	(4,869)	(4,914)	(3,725)
Contingent consideration liabilities	(765)	(776)	(765)
Trade and other payables	(15,230)	(15,142)	(15,840)
Derivative financial instruments	(114)	(127)	(221)
Current tax payable	(717)	(428)	(545)
Short-term provisions	(722)	(792)	(1,052)

Total current liabilities	(22,417)	(22,179)	(22,148)

Non-current liabilities
Long-term borrowings	(20,736)	(23,334)	(23,425)
Corporation tax payable	(182)	(195)	(176)
Deferred tax liabilities	(3,666)	(3,917)	(3,600)
Pensions and other post-employment benefits	(3,380)	(3,771)	(3,650)
Other provisions	(687)	(782)	(707)
Derivative financial instruments	(1)	(6)	(10)
Contingent consideration liabilities	(5,047)	(5,329)	(5,104)
Other non-current liabilities	(825)	(789)	(803)

Total non-current liabilities	(34,524)	(38,123)	(37,475)

TOTAL LIABILITIES	(56,941)	(60,302)	(59,623)

NET ASSETS	21,748	20,625	20,808

EQUITY
Share capital	1,347	1,346	1,346
Share premium account	3,300	3,280	3,281
Retained earnings	7,783	7,055	6,755
Other reserves	2,996	2,605	3,205

Shareholders’ equity	15,426	14,286	14,587

Non-controlling interests	6,322	6,339	6,221

TOTAL EQUITY	21,748	20,625	20,808

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holders’ equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the period			3,636		3,636	530	4,166
Other comprehensive income/(expense) for the period			148	(189)	(41)	(1)	(42)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,784	(189)	3,595	529	4,124
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(435)	(435)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(3,048)		(3,048)		(3,048)
Shares issued	1	19			20		20
Realised after tax profits on disposal of equity investments			146	(146)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			9	(9)	-		-
Write-down on shares held by ESOP Trusts			(135)	135	-		-
Share-based incentive plans			272		272		272
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2021	1,347	3,300	7,783	2,996	15,426	6,322	21,748
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the period			5,072		5,072	477	5,549
Other comprehensive income for the period			(83)	629	546	30	576
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			4,989	629	5,618	507	6,125
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(1,006)	(1,006)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(117)	(117)
Dividends to shareholders			(3,031)		(3,031)		(3,031)
Shares issued		28			28		28
Realised after tax profits on disposal of equity investments			260	(260)	-		-
Shares acquired by ESOP Trusts		78	361	(439)	-		-
Write-down on shares held by ESOP Trusts			(320)	320	-		-
Share-based incentive plans			266		266		266
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2020	1,346	3,280	7,055	2,605	14,286	6,339	20,625
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – nine months ended 30 September 2021

	9 months 2021 £m	9 months 2020 £m

Profit after tax	4,166	5,549
Tax on profits	570	598
Share of after tax profits of associates and joint ventures	(35)	(39)
Loss on disposal of interests in associates	36	-
Net finance expense	569	614
Depreciation, amortisation and other adjusting items	2,011	(330)
Increase in working capital	(1,567)	(1,444)
Contingent consideration paid	(548)	(573)
(Decrease)/increase in other net liabilities (excluding contingent consideration paid)	(160)	1,547

Cash generated from operations	5,042	5,922
Taxation paid	(857)	(1,336)

Net cash inflow from operating activities	4,185	4,586

Cash flow from investing activities
Purchase of property, plant and equipment	(719)	(712)
Proceeds from sale of property, plant and equipment	125	35
Purchase of intangible assets	(1,580)	(682)
Proceeds from sale of intangible assets	489	637
Purchase of equity investments	(146)	(396)
Proceeds from sale of equity investments	195	3,134
Purchase of businesses, net of cash acquired	1	9
Contingent consideration paid	(83)	(91)
Disposal of businesses	(25)	234
Investment in associates and joint ventures	(1)	(1)
Interest received	24	33
Decrease/(increase) in liquid investments	18	(1)
Dividends from associates and joint ventures	9	14
Proceeds from disposal of associates and JVs	277	-

Net cash (outflow)/inflow from investing activities	(1,416)	2,213

Cash flow from financing activities
Issue of share capital	20	28
Increase in long-term loans	-	2,333
Net repayment of short-term loans	(578)	(5,824)
Repayment of lease liabilities	(157)	(166)
Interest paid	(486)	(517)
Dividends paid to shareholders	(3,048)	(3,031)
Distributions to non-controlling interests	(435)	(1,006)
Contributions from non-controlling interests	7	3
Other financing items	(138)	223

Net cash outflow from financing activities	(4,815)	(7,957)

Increase/(decrease) in cash and bank overdrafts in the period	(2,046)	(1,158)

Cash and bank overdrafts at beginning of the period	5,261	4,831
Exchange adjustments	(21)	(17)
Increase/(decrease) in cash and bank overdrafts	(2,046)	(1,158)

Cash and bank overdrafts at end of the period	3,194	3,656

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,453	4,283

	3,453	4,283
Overdrafts	(259)	(627)

	3,194	3,656

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	Q3 2021 £m	Q3 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	4,397	4,192	5	10
Vaccines	2,174	2,032	7	13
Consumer Healthcare	2,506	2,422	3	8

Total turnover	9,077	8,646	5	10

Operating profit by segment

	Q3 2021 £m	Q3 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	2,131	1,945	10	17
Pharmaceuticals R&D	(838)	(770)	9	12

Pharmaceuticals including R&D	1,293	1,175	10	21
Vaccines	1,033	899	15	22
Consumer Healthcare	648	541	20	28

Segment profit	2,974	2,615	14	23
Corporate and other unallocated costs	(100)	50

Adjusted operating profit	2,874	2,665	8	16
Adjusting items	(936)	(807)

Total operating profit	1,938	1,858	4	15

Finance income	7	(3)
Finance costs	(200)	(195)
Share of after tax profits of associates and joint ventures	3	11

Profit before taxation	1,748	1,671	5	16

Turnover by segment

	9 months 2021 £m	9 months 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	12,508	12,690	(1)	5
Vaccines	4,969	4,970	-	5
Consumer Healthcare	7,110	7,673	(7)	(3)

	24,587	25,333	(3)	3
Corporate and other unallocated turnover	-	27

Total turnover	24,587	25,360	(3)	3

Operating profit by segment

	9 months 2021 £m	9 months 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	6,135	5,849	5	14
Pharmaceuticals R&D	(2,482)	(2,515)	(1)	4

Pharmaceuticals including R&D	3,653	3,334	10	21
Vaccines	1,853	2,022	(8)	-
Consumer Healthcare	1,681	1,828	(8)	(1)

Segment profit	7,187	7,184	-	10
Corporate and other unallocated costs	(274)	(95)

Adjusted operating profit	6,913	7,089	(2)	8
Adjusting items	(1,607)	(367)

Total operating profit	5,306	6,722	(21)	(11)

Finance income	24	39
Finance costs	(593)	(653)
Loss on disposal of interests in associates	(36)	-
Share of after tax profits of associates and joint ventures	35	39

Profit before taxation	4,736	6,147	(23)	(12)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2020. At 30 September 2021, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 20) was £0.2 billion (31 December 2020: £0.3 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments this quarter.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2021, and should be read in conjunction with the Annual Report 2020, which was prepared in accordance with International Financial Reporting Standards as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2020.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2020.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2020 were published in the Annual Report 2020, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. During 2021, as anticipated, the pandemic impacted Group performance primarily in demand for Vaccines as a result of governments’ prioritisation of COVID-19 vaccination programmes and of ongoing containment measures impacting customers’ ability and willingness to access vaccination services across all regions. We continue to remain confident in the underlying demand for our Vaccine products and are encouraged by the rate at which COVID-19 vaccinations are being deployed in many countries, which provides support for healthcare systems returning to normal. We continue to monitor the situation closely, as this continues to be a dynamic situation, with the ultimate severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2021	Q3 2020	9 months 2021	9 months 2020	2020

Average rates:
US$/£	1.37	1.30	1.38	1.28	1.29
Euro/£	1.16	1.11	1.15	1.13	1.13
Yen/£	151	138	150	137	137

Period-end rates:
US$/£	1.34	1.28	1.34	1.28	1.36
Euro/£	1.16	1.10	1.16	1.10	1.11
Yen/£	151	136	151	136	141

During Q3 2021 average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2020. During the nine months ended 30 September 2021, average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2020. Period-end Sterling exchange rates were stronger against the Euro and the Yen and weaker against the US Dollar compared with the 2020 period-end rates.

Net assets
The book value of net assets increased by £940 million from £20,808 million at 31 December 2020 to £21,748 million at 30 September 2021. This primarily reflected the Total profit for the period, the re-measurement gains on the defined benefit plans, increases in deferred tax and intangible assets and the fair value of equity investments exceeding the adverse exchange movements and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 30 September 2021 was £87 million (31 December 2020: £364 million), with a market value of £87 million (31 December 2020: £364 million).

At 30 September 2021, the net deficit on the Group’s pension plans was £1,802 million compared with £2,104 million at 31 December 2020. The decrease in the net deficit primarily arose from an increase in the rates used to discount UK pension liabilities from 1.4% to 2.1%, and US pension liabilities from 2.3% to 2.7%, partly offset by an increase in the UK inflation rate from 2.8% to 3.3% and lower UK asset values.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £907 million (31 December 2020: £960 million).

Contingent consideration amounted to £5,812 million at 30 September 2021 (31 December 2020: £5,869 million), of which £5,242 million (31 December 2020: £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £511 million (31 December 2020: £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2021, £737 million (31 December 2020: £745 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,359	5,869
Re-measurement through income statement	498	574
Cash payments: operating cash flows	(537)	(548)
Cash payments: investing activities	(78)	(83)

Contingent consideration at end of the period	5,242	5,812

9 months 2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,103	5,479
Re-measurement through income statement	1,117	1,290
Cash payments: operating cash flows	(566)	(573)
Cash payments: investing activities	(82)	(91)

Contingent consideration at end of the period	5,572	6,105

Contingent liabilities and commitments
There were contingent liabilities at 30 September 2021 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 55.

Reconciliation of cash flow to movements in net debt

	9 months 2021 £m	9 months 2020 £m

Net debt at beginning of the period	(20,780)	(25,215)

(Decrease)/increase in cash and bank overdrafts	(2,046)	(1,158)
(Decrease)/increase in liquid investments	(18)	1
Net decrease in short-term loans	578	5,824
Increase in long-term loans	-	(2,333)
Repayment of lease liabilities	157	166
Exchange adjustments	103	(1,084)
Other non-cash movements	(85)	(83)

(Increase)/decrease in net debt	(1,311)	1,333

Net debt at end of the period	(22,091)	(23,882)

Net debt analysis

	30 September 2021 £m	30 September 2020 £m	31 December 2020 £m

Liquid investments	61	83	78
Cash and cash equivalents	3,453	4,283	6,292
Short-term borrowings	(4,869)	(4,914)	(3,725)
Long-term borrowings	(20,736)	(23,334)	(23,425)

Net debt at end of the period	(22,091)	(23,882)	(20,780)

Free cash flow reconciliation

	Q3 2021 £m	9 months 2021 £m	9 months 2020 £m

Net cash inflow from operating activities	2,562	4,185	4,586
Purchase of property, plant and equipment	(279)	(719)	(712)
Proceeds from sale of property, plant and equipment	23	125	35
Purchase of intangible assets	(1,005)	(1,580)	(682)
Proceeds from disposals of intangible assets	105	489	637
Net finance costs	(40)	(462)	(484)
Dividends from joint ventures and associates	-	9	14
Contingent consideration paid (reported in investing activities)	(28)	(83)	(91)
Distributions to non-controlling interests	(115)	(435)	(1,006)
Contributions from non-controlling interests	-	7	3

Free cash inflow	1,223	1,536	2,300

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 9 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 58.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for 2020 included nine months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented in this Results Announcement reference to pro-forma growth rates at CER in 2020 for sales excluding brands divested/under review for Consumer Healthcare and sales for certain categories of consumer healthcare products taking account of this transaction. Pro-forma growth rates for the nine months are calculated comparing reported results for 2020, calculated applying the exchange rates used in the comparative period, with the results for 2019 adjusted to include the equivalent nine months of results of the former Pfizer consumer healthcare business during 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

2 year Compound Annual Growth Rate
CAGR is defined as the compound annual growth rate and shows the annualised average rate of pro-forma revenue growth between two given years, assuming growth takes place at an exponentially compounded rate. For Consumer Healthcare, the 2 year revenue CAGR has been presented showing the annualised average rate of pro-forma revenue growth between 2019 and 2021.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook, assumptions and cautionary statements

2021 guidance
GSK now expects 2021 Adjusted EPS to decline by between -2% to -4% at CER, excluding any contribution from COVID-19 solutions. This updated guidance represents an improvement to that previously given in July 2021 of an expected decline of mid to high-single digit percent Adjusted EPS at CER, excluding any contribution from COVID-19 solutions.

2021-2026 sales and adjusted operating profit growth outlooks, 2026 cash generated from operations outlook, 2031 sales ambition and 2021-2023 dividend expectations
In June 2021, GSK announced that it expected New GSK to deliver sales growth and adjusted operating profit growth of more than 5% and more than 10%, respectively, CAGR at constant exchange rates over the five year period 2021-2026 (with 2021 as the base year). These financial outlooks exclude any contribution from COVID-19 related revenues. New GSK expects to improve adjusted operating margin from the mid-20s% in 2021 to over 30% by 2026 and cash generated from operations is expected to exceed £10 billion by 2026. By 2031, New GSK aims to deliver sales of more than £33 billion (at constant exchange rates).

Assumptions related to 2021 guidance, 2021-2026 outlooks, 2031 sales ambition and 2021-2023 dividend expectations
In outlining the guidance for 2021 and future five-year 2021-26 outlook, 2031 ambition and dividend expectations, the Group has made certain assumptions about the healthcare sector (including regarding possible governmental, legislative and regulatory reform), the different markets and competitive landscape in which it operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline of drugs and vaccines, its restructuring programmes and its plans for the separation of Consumer Healthcare.

2021 guidance
The Group has updated its planning assumptions for 2021, to consider the different impacts of the pandemic recovery on our Pharmaceuticals and Vaccines businesses. We now expect Pharmaceutical revenue for 2021 to grow in low-single digits at CER (previously flat to low-single digits at CER) and Vaccines revenue for 2021 to decline by mid-single digits at CER (previously broadly flat at CER), with no change for Consumer Healthcare excluding brands/divested under review with low to mid-single digit growth. These planning assumptions as well as earnings guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment. The 2021 guidance factors in all divestments and product exits announced to date, including product divestments planned in connection with the formation of the Consumer Healthcare Joint Venture with Pfizer, and the non-core divestments planned to fund the cash costs of the Separation Preparation restructuring programme.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the integration and investment programmes following the creation of the Consumer Healthcare Joint Venture with Pfizer are delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations
GSK expects and assumes the next several years to be challenging for the healthcare industry with continued uncertainty related to the impact of the COVID-19 pandemic on adult vaccinations and continued pressure on pricing of pharmaceuticals. GSK also expects volume demand for its products to increase, particularly for Shingrix in the US, as healthcare systems are expected to return to normal following disruption from governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic, and for Shingrix in China.

The assumptions for New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations assume successful delivery of the ongoing and planned integration and restructuring plans and the planned demerger of Consumer Healthcare; the delivery of revenues and financial benefits from its current and development pipeline portfolio of drugs and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of drugs and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); no share repurchases by the company; and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for New GSK’s revenue, operating profit, operating margin and cash flow outlooks, revenue ambition and dividend expectations also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding these outlooks and expectations, there is still uncertainty as to whether our assumptions, targets, outlooks expectations and ambitions will be achieved, including based on the other assumptions outlined above.

All outlook and ambition statements are given on a constant currency basis and use 2021 forecast exchange rates as a base, assuming a continuation of Q1 2021 closing rates (£1/$1.38, £1/€1.17, £1/Yen 152). 2021-2026 outlook refers to the 5 years to 2026 with 2021 as the base year.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, ‘aim’, ‘ambition’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and nine months ended 30 September 2021.

What we have reviewed
The condensed financial statements comprise:
●	the income statement and statement of comprehensive income for the three and nine months ended 30 September 2021 on pages 43 to 45;
●	the balance sheet as at 30 September 2021 on page 50;
●	the statement of changes in equity for the nine month period then ended on page 51;
●	the cash flow statement for the nine month period then ended on page 52; and
●	the accounting policies and basis of preparation and the explanatory notes to the condensed financial statements on pages 46 to 49 and 53 to 57.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 46 to 49 and 53 to 57, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2020, which was prepared in accordance with IFRS as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed financial statements in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2021 are not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 56.

Deloitte LLP
Statutory Auditor
London, United Kingdom
27 October 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 27, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc